Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

VINTAGE RODEO PARENT, LLC,

VINTAGE RODEO ACQUISITION, INC.

and

RENT-A-CENTER, INC.

Dated as of June 17, 2018

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 17, 2018, among Vintage Rodeo Parent, LLC, a Delaware limited liability company (“Parent”), Vintage Rodeo Acquisition, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Rent-A-Center, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation of such merger (the “Merger”);

WHEREAS, the Company Board has unanimously (a) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions set forth in this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, and (c) resolved, subject to Section 5.03, to recommend that its stockholders approve the Merger and adopt this Agreement;

WHEREAS, the respective board of directors of Parent and Merger Sub have (a) declared it advisable to enter into this Agreement, and (b) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will adopt this Agreement by written consent immediately following its execution; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, (a) each of Vintage Rodeo L.P., a Delaware limited partnership and B. Riley Financial, Inc., a Delaware corporation (the “Investors”), has entered into, and delivered to the Company, an Equity Commitment Letter and (b) B. Riley Financial, Inc., a Delaware corporation (the “BR Guarantor”), and Vintage RTO, L.P., a Delaware limited partnership (the “VRTO Guarantor”) (the BR Guarantor and the VRTO Guarantor each, a “Guarantor” and collectively the “Guarantors”), has entered into, and delivered to the Company, a limited guarantee (the “Guarantee”) of certain of Parent’s and Merger Sub’s obligations under the Agreement and the Transaction Documents, in form and substance acceptable to the Company.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease, and (c) the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Company.”

Section 1.02 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined below), the parties shall file with the Delaware Secretary of State the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Delaware Secretary of State, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.03 Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII the closing (the “Closing”) of the Merger shall take place at the offices of Winston & Strawn LLP, 2501 North Harwood Street, Dallas, Texas 75201 (or remotely via the electronic exchange of documents), at 9:00 a.m., Central time, on a date to be specified by the Company and Parent, which shall be no later than the third (3rd) Business Day following the satisfaction or (to the extent permitted by this Agreement and applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by this Agreement or applicable Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing by the Company and Parent. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.04 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers, intangible and tangible assets, and franchises of the Company and Merger Sub will vest in the Surviving Company and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company.

Section 1.05 Certificate of Incorporation and Bylaws. Subject to the provisions of Section 6.05(a), the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that, in each case, references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

Section 1.06 Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company and shall hold office until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT

ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of the capital stock of the Company or the capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of the common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Excluded Common Stock. Each share of Common Stock held by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any Subsidiary of Parent or Merger Sub, in each case outstanding immediately prior to the Effective Time (the “Canceled Company Shares”) shall cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

(c) Conversion of Common Stock. Subject to Section 2.01(d) and Section 2.03, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than the Canceled Company Shares and any Dissenting Shares) shall be converted into the right to receive $15.00 in cash (the “Merger Consideration”), without interest and reduced by the amount of any withholding that is required under applicable Law, in accordance with Section 2.02(h). All such shares of Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form (such shares, “Book-Entry Shares”)) that immediately prior to the Effective Time represented any such shares of Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(d) Adjustment of Merger Consideration. Notwithstanding any provision of this ARTICLE II, if between the date of this Agreement and the Effective Time the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration and amounts payable to any holder of Company Stock Options, Company RSUs or Company PSUs, as applicable, shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction; provided, however, that nothing in this Section 2.01(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by this Agreement.

Section 2.02 Exchange Fund; Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company that is organized and doing business under the Laws of the United States to act as paying agent (the “Paying Agent”) for the holders of shares of Common Stock to receive the aggregate Merger Consideration to which holders of such shares of Common Stock shall become entitled to pursuant to Section 2.01.

(b) Exchange Fund.

(i) On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make the payment of the aggregate Merger Consideration payable pursuant to Section 2.01(c), by wire transfer of immediately available funds (such cash, the “Exchange Fund”). The amounts deposited by or on behalf of Parent pursuant to this Section 2.02(b)(i) will be sufficient in the aggregate, when taken together with the amount to be deposited by the Company pursuant to Section 2.02(b)(ii), if any, for the Paying Agent to make the payments of the aggregate consideration to which the holders of shares of Common Stock become entitled pursuant to Section 2.01(c). Subject to Section 2.02(b)(iii), the Exchange Fund shall not be used for any purpose other than to pay the aggregate Merger Consideration in the Merger.

(ii) At the Closing, after all conditions set forth in ARTICLE VII are satisfied or, to the extent permitted by this Agreement and applicable Law, waived and Parent has confirmed in writing that it will consummate the Closing, then the Company will, in consultation with and in accordance with the wiring instructions given by Parent, deposit, or cause to be deposited, into the Exchange Fund, by wire transfer of immediately available funds, an amount of cash of the Company and the Company Subsidiaries designated by Parent (such designation to be made no less than three (3) Business Days prior to the Closing Date), which amount shall not exceed the Available Cash Amount.

(iii) Until disbursed in accordance with the terms and conditions of this Agreement, the Paying Agent shall invest any cash in the Exchange Fund if and as directed by Parent; provided, however, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of domestic commercial banks with capital exceeding $10 billion (based on the most recent publicly available financial statement of such bank), or in mutual or money market funds investing in such assets, and in any case, no such instrument shall have a maturity that may prevent or delay payments to be made pursuant to Section 2.01. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any of the Company’s stockholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. For the avoidance of doubt, any consideration payable in respect of Company Stock Options, Company RSUs or Company PSUs will not be deposited with the Paying Agent but will instead be paid in accordance with Section 6.04.

(c) Letter of Transmittal. As promptly as practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail, or otherwise provide in the case of Book-Entry Shares, to each holder of record of Common Stock (i) a form of letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected and risk of loss and title shall pass (A) with respect to shares evidenced by Certificates, only upon the proper delivery of the Certificates and validly executed Letter of Transmittal to the Paying Agent (and such other documents as the Paying Agent may reasonably request) and (B) with respect to Book-Entry Shares, only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request) and (ii) instructions for effecting the surrender of Book-Entry Shares or Certificates in exchange for the applicable Merger Consideration pursuant to Section 2.02.

(d) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto or (ii) in the case of shares of Common Stock held as Book-Entry Shares, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Common Stock have been converted pursuant to Section 2.01. In the event of a transfer of ownership of shares of Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate or Book-Entry Share representing such shares of Common Stock is presented to the Paying Agent (or, in the case of Book-Entry Shares, proper evidence of such transfer) accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(d), each share of Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Common Stock are entitled to receive in respect of such shares pursuant to this Section 2.02(d). No interest will be paid or accrued on the cash payable upon surrender of the Certificates (or shares of Common Stock held as Book-Entry Shares).

(e) No Further Ownership Rights in Common Stock. The Merger Consideration paid in accordance with the terms of this ARTICLE II, upon conversion of any shares of Common Stock, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that represented ownership of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Common Stock are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this ARTICLE II, subject, in the case of Dissenting Shares, to applicable Law.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of shares of Common Stock for one (1) year after the Effective Time shall be delivered to Parent (or its designee) upon demand and any holder of shares of Common Stock who has not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Company for payment of its claim for Merger Consideration without interest and reduced by the amount of any withholding that is required under applicable Law, in accordance with Section 2.02(h).

(g) No Liability. None of the Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Withholding Rights. Parent, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration or any amounts payable to any holder of Company Stock Options, Company RSUs or Company PSUs such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, the U.S. Treasury Regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent amounts are so withheld and paid over to the applicable Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Surviving Company, an indemnity bond in a form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(j) Special Procedures for DTC. Prior to the Effective Time, Parent and the Company shall reasonably cooperate to establish procedures with the Paying Agent and The Depository Trust Company (“DTC”) designed to provide that (i) if the Closing occurs at or prior to 11:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the product of (A) the number of shares of Common Stock (other than Canceled Company Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time and (B) the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(k) Available Cash Amount. The Company shall deliver to Parent, upon request and no later than five (5) Business Days prior to the anticipated Closing Date, a written notice setting forth, in each case as of the close of business on the immediately preceding Business Day, the aggregate cash balances held by the Company and each Company Subsidiary (by Company Subsidiary and by jurisdiction), as well as the amounts of such cash balances that are not being used or reserved for specified purposes (including, to the extent agreed by Parent following consultation with the Company, any working capital needs, repayment of any Indebtedness or any other reserves) and that are available to be utilized in respect of the obligations set forth in Section 2.02(b) and Section 6.04 (the “Available Cash Amount”).

Section 2.03 Dissenter’s Rights.

(a) Notwithstanding anything in this Agreement, all shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised their respective demands for appraisal of such shares of Common Stock in the time and manner provided by Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), will not be converted into, or represent the right to receive the Merger Consideration, but instead shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall have failed to timely perfect or shall have otherwise waived, or effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided under the DGCL, such shares shall no longer be considered Dissenting Shares for purposes hereof, and such holder’s shares of Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon and reduced by the amount of any withholding that is required under applicable Law, in accordance with Section 2.02(h).

(b) The Company shall provide prompt written notice to Parent of any demands received by the Company for appraisal of any Dissenting Shares, withdrawal of such demands, or any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time and, to the extent permitted by applicable Law, Parent and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any such demands for appraisal or settle or offer to settle any such demands.

Section 2.04 Certain Indebtedness. Simultaneously with the Closing, Parent shall repay, or cause to be repaid, any outstanding Indebtedness of the Company and the Company Subsidiaries under (a) the Credit Agreements and (b) those other agreements set forth on Section 2.04 of the Company Disclosure Letter to the extent that such Indebtedness becomes due and payable as of the Closing, by wire transfer of immediately available funds (or, in each case, with respect to any letters of credit issued thereunder, providing cash collateral, a backstop letter of credit or other credit support satisfactory to the issuer of such letter of credit in the manner required by the Credit Agreements or such other agreement, as applicable, or as otherwise agreed to by the issuer of such letter of credit).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this ARTICLE III are true and correct except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”).

Section 3.01 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement and to perform each of its obligations under this Agreement. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Both Parent and Merger Sub are in compliance in all material respects with the provisions of their respective certificates of incorporation and bylaws (or other similar governing documents).

Section 3.02 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated by this Agreement. As of the date of this Agreement, (a) the Parent Board has approved the execution and delivery by Parent of this Agreement and the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, and (b) the Merger Sub Board has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder and (ii) approved and declared advisable the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger on the terms and subject to the conditions set forth herein, in each case of clauses (a) and (b) above, at meetings duly called and held (or by unanimous written consent). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Other than the adoption of this Agreement by Parent, as sole stockholder of Merger Sub, no other corporate proceedings (including, for the avoidance of doubt, any stockholder approval) on the part of Parent, Merger Sub or any of their respective Affiliates are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

Section 3.03 Non-Contravention; Consents. The execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby do not and will not, (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of Parent or Merger Sub, (b) require any Governmental Approvals, except (i) as may be required under the HSR Act or any foreign Antitrust Laws, (ii) the applicable requirements of any federal or state securities Laws, including compliance with the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or obligation to which any of Parent, Merger Sub or any of their respective Affiliates is a party or by which any of their respective properties or assets may be bound, or (d) violate any Permit, Order or Law, in each case, applicable to Parent, Merger Sub or any of their respective Affiliates or by which any of their respective properties or assets may be bound, except, in the case of clauses (b) through (d) above, any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.04 Information Supplied. None of the information with respect to Parent or Merger Sub or any of their respective Affiliates supplied or to be supplied by or on behalf of Parent, Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented, (c) at the time such document if first published, sent or given to the Company’s stockholders or (d) at the time of the Company Stockholders meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent, Merger Sub or any of their respective Affiliates with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 3.05 Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of their Affiliates that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Order outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent, Merger Sub or any of their respective Affiliates that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.06 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than those fees and expenses that will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.07 Merger Sub. Merger Sub was formed specifically for the purpose of the transactions contemplated hereby and since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations under this Agreement and matters ancillary thereto. Parent is the sole stockholder of Merger Sub.

Section 3.08 Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Affiliates has been, at any time during the three (3) years prior to the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL.

Section 3.09 Financing.

(a) Section 3.09(a)(i) of the Parent Disclosure Letter sets forth true, accurate and complete copies of (i) an executed commitment letter, together with all schedules and exhibits thereto, from the lenders party thereto (the “Primary Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to lend the amount set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement; and (ii) an executed commitment letter, together with all schedules and exhibits thereto, from the lender party thereto (the “Secondary Debt Commitment Letter,” and, together with the Primary Debt Commitment Letter, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender party thereto has committed to lend the amount set forth therein for the purpose of funding the transactions contemplated by this Agreement (the funding received pursuant to the Debt Commitment Letters, the “Debt Financing”). Section 3.09(a)(ii) of the Parent Disclosure Letter sets forth a true, accurate and complete copy of the executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitments”) from the Investors pursuant to which each Investor has committed to invest, subject to the terms and conditions therein, the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and shall continue to provide, that the Company is a third-party beneficiary thereof.

(b) As of the date of this Agreement, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. As of the date of this Agreement, each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent (to the extent party thereto) and Merger Sub (to the extent party thereto) and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception. As of the date of this Agreement, other than the Financing Commitments, there are no agreements, side letters or arrangements relating to the Financing Commitments that could affect the conditionality of the Debt Financing or the Equity Financing, and the Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein. Except for customary fee and engagement letters with respect to the Debt Financing (true, accurate and complete copies of which Parent has delivered to the Company prior to the date of this Agreement, except that fee amounts, price caps and economic “flex” terms may be redacted), there are no other agreements, side letters or arrangements relating to the funding or investing, as applicable, of the Financing Commitments that could affect the amount or availability of the Debt Financing or the Equity Financing. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would: (i) constitute a default or breach of the Guarantors, the Investors, Parent or Merger Sub, or to the Knowledge of Parent, of any other party thereto, under any term or condition of the Financing Commitments; (ii) make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate in any material respect; (iii) reasonably be expected to result in any of the conditions in the Financing Commitments not being satisfied; or (iv) otherwise result in or would reasonably be expected to result in any portion of the Financing not being available. None of the Guarantors, the Investors or any lender party to any Financing Commitment has notified Parent or Merger Sub of its intention to terminate any of the Financing Commitments or not to provide the Financing. Assuming the satisfaction of the conditions in Section 7.01 and Section 7.03, as of the date of this Agreement, neither Parent nor Merger Sub has reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of the Closing to be satisfied by it with respect to the Financing Commitments or that the full amount of the Financing will not be available as of the Closing. Parent has fully paid any and all commitment fees or other fees required by the Financing Commitments (or any related fee letter or engagement letter) to be paid on or prior to the date of this Agreement. None of the Financing Commitments (or any related fee letter or engagement letter) contains any commitment fee or other fee payable by the Company, any Company Subsidiary or their respective Affiliates prior to Closing. Assuming (A) that the Financing is funded in accordance with the Financing Commitments, (B) the accuracy in all material respects of the representations and warranties set forth in ARTICLE IV and (C) the performance by the Company and the Company Subsidiaries of the covenants and agreements contained in this Agreement, the Financing, together with the Available Cash Amount (assuming, that the Available Cash Amount is at least $20,000,000) is sufficient to satisfy, all of Parent’s and Merger Sub’s obligations under this Agreement, including the consummation of the transactions contemplated by this Agreement, the payment of the aggregate Merger Consideration, the payment of the amounts contemplated by Section 2.04, Section 6.04 and Section 6.12, and the payment of all associated fees, costs and expenses contemplated by this Agreement or payable in connection with the transactions contemplated by this Agreement (including the Financing and any refinancing of Indebtedness of the Company, Parent or any other party required in connection therewith or such other payments).

Section 3.10 Solvency of the Surviving Company Following the Merger. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. As of the Effective Time, assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.03 and the accuracy of the representations and warranties of the Company set forth in ARTICLE IV, immediately after giving effect to the transactions contemplated by this Agreement, including the payment of the Merger Consideration and the payment of the amounts contemplated by Section 2.04, Section 6.04 and Section 6.12, the Surviving Company and its Subsidiaries, on a consolidated basis, will be Solvent. For the purposes of this Section 3.10, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

Section 3.11 Guarantee. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company an accurate and complete copy of the executed Guarantee. The Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantors, enforceable against each Guarantor in accordance with its terms, as enforcement may be limited by the Bankruptcy and Equity Exception. No event has occurred which constitutes a default on the part of the Guarantors under its respective Guarantee.

Section 3.12 No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE IV (as modified by the Company Disclosure Letter) each of Parent and Merger Sub acknowledges that (x) none of the Company, the Company Subsidiaries or any other Person on behalf of the Company or the Company Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, and Parent and Merger Sub are not relying on any representation, warranty or other information of any Person except for those expressly set forth in this Agreement, (y) no Person has been authorized by the Company, the Company Subsidiaries or any other Person on behalf of the Company or the Company Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and the transactions contemplated hereby, and if made, such representation or warranty may not be relied upon by Parent or Merger Sub as having been authorized by such Person and (z) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available to Parent, Merger Sub and/or its Representatives in connection with presentations by the Company’s management or information made available on any “data sites”, are not and shall not be deemed to be or include representations or warranties. Each of Parent and Merger Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied solely on the results of its own independent investigation and the terms of this Agreement and has not relied directly or indirectly on any materials or information made available to Parent, Merger Sub and/or their Representatives by or on behalf of the Company or the Company Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this ARTICLE IV are true and correct except (a) as set forth in the Company SEC Documents furnished or filed and publicly available on or after January 1, 2015, and prior to the date of this Agreement excluding any “risk factor,” “forward looking statement,” or similar disclosure to the extent predictive, cautionary or forward looking in nature (the “Filed Company SEC Documents”) (it being understood that nothing disclosed in the Filed Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 4.03 or the first sentence of Section 4.08) or (b) as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”).

Section 4.01 Organization, Standing and Power. The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except where the failure to be so organized, exist or be in good standing that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary has all requisite power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificate of incorporation and bylaws (or other similar governing documents) for the Company and each significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) of the Company, each as amended to the date of this Agreement. The Company is not in violation of its certificate of incorporation or bylaws. No Company Subsidiary is in violation of its respective certificate of incorporation or bylaws (or other similar governing documents) in any material respect.

Section 4.02 Company Subsidiaries.

(a) Section 4.02 of the Company Disclosure Letter lists all of the Company Subsidiaries and, for each such Company Subsidiary, the jurisdiction of organization.

(b) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company or another wholly owned subsidiary of the Company, free and clear of all Liens (excluding Liens associated with the Credit Agreements).

(c) Neither the Company nor any Company Subsidiary owns or controls, directly or indirectly, any capital stock, or other equity, ownership, profit, voting or similar interest, or any interest convertible into or exchangeable or exercisable for any capital stock or other equity interest, ownership, profit, voting or similar interest, of any Person that is not a Company Subsidiary.

Section 4.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock,” together with the Common Stock, the “Capital Stock”). At the close of business on June 15, 2018 (the “Capitalization Date”) (i) 53,464,315 shares of Common Stock were issued and outstanding; (ii) 56,369,752 shares of Common Stock were held by the Company in its treasury; (iii) no shares of Preferred Stock were issued and outstanding; (iv) an aggregate of 9,092,445 shares of Common Stock were reserved for future issuance under the Company Stock Plans; and (v) under the Company Stock Plans, there were outstanding Company Stock Options to purchase 3,097,232 shares of Common Stock and outstanding Company RSUs and Company PSUs with respect to 3,483,800 shares of Common Stock (assuming “maximum” achievement for Company RSUs and Company PSUs subject to performance-based vesting). Except as set forth in the preceding sentence, at the close of business on the Capitalization Date, there were (A) no shares of Capital Stock or voting securities of, or other equity interests in, the Company issued, reserved for issuance or outstanding; (B) no other outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity of voting interest (including voting debt) in, the Company; (C) no outstanding options warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (D) no obligations of the Company to grant, extend or enter into any subscription, warrant right, convertible, exchangeable, or exercisable security, or other similar arrangement relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (E) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (A), (B), (C), (D) and (E), collectively with the Capital Stock, the “Company Securities”); and (F) no other obligations by the Company to make any payments based on the price or value of any Company Securities. Since the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any securities of the Company other than pursuant to the exercise, vesting or settlement of Company Stock Options, Company PSUs or Company RSUs granted prior to the date of this Agreement.

(b) All outstanding shares of Common Stock are, and, at the time of issuance, all such shares that may be issued upon the vesting or settlement of Company RSUs, Company PSUs and exercise of Company Stock Options, will be, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and have been issued and granted in material compliance with all applicable Laws.

(c) With respect to each grant of a Company Stock Option, (i) such grant was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents; (ii) such grant was made in accordance with all applicable Laws; and (iii) the per share exercise price of each Company Stock Option was equal to the fair market value of a share of Common Stock on the applicable Grant Date, determined in accordance with Section 409A of the Code. No Company Stock Option (whether or not currently outstanding) is, or has been, subject to Section 409A of the Code.

(d) There are no debentures, bonds, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s stockholders may vote.

(e) Other than as may be permitted or contemplated by a Company Stock Plan, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Capital Stock or any other equity securities of the Company or such Company Subsidiary, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(f) None of the Company or any Company Subsidiary is a party to any voting agreement with respect to the voting of any Capital Stock or any other equity interests in the Company or such Company Subsidiary, or any rights agreement, “poison pill” or other similar “stockholder rights plan.”

Section 4.04 Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote (the “Company Stockholder Approval”) at the Company Stockholders Meeting. At a meeting duly called and held, prior to the execution of this Agreement, the Company Board has unanimously (a) approved and declared that this Agreement and the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders (b) declared that it is in the best interests of the Company and its stockholders that the Company enter into this Agreement and consummate the transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, and (c) resolved, subject to Section 5.03, to recommend that its stockholders approve the Merger and adopt this Agreement, the “Company Board Recommendation”), at a duly held meeting of such stockholders for such purpose (the “Company Stockholder Meeting”). As of the date of this Agreement, the Company Board Recommendation, has not been modified, rescinded or withdrawn. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.

Section 4.05 Non-Contravention; Consents. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the transactions contemplated hereby do not and will not (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of the Company or any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (b) require any Governmental Approvals, except (i) as may be required under the HSR Act or any foreign Antitrust Laws, (ii) the applicable requirements of any federal or state securities Laws, including compliance with the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, (d) result in the creation or imposition of any Lien on any asset of the Company or any Company Subsidiary (other than Permitted Liens or one created by Parent or Merger Sub), or (e) violate any Permit, Order or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (b) through (e) above, any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary for the adoption of this Agreement and the consummation of the Merger.

Section 4.06 SEC Documents; Company Financial Statements; Internal Controls.

(a) The Company has furnished or filed all reports, schedules, forms statements and other documents, including exhibits, schedules, financial statements and other information incorporated therein (collectively, such documents together with any documents filed with the SEC by the Company on a voluntary basis on a Current Report on Form 8-K including any amendments or supplements thereto, but excluding the Proxy Statement, being collectively referred to as the “Company SEC Documents”) required to be furnished or filed by the Company with the SEC since January 1, 2015. No Company Subsidiary is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(b) Each Company SEC Document (i) at the time filed, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or became effective in the case of registration statements) or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(c) Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments). Neither the Company nor any of the Company Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a consolidated balance sheet (or notes thereto) of the Company prepared in accordance with GAAP, other than liabilities: (i) reflected or otherwise reserved against in the consolidated financial statements of the Company included in the Company SEC Documents filed prior to the date of this Agreement; (ii) arising pursuant to this Agreement or incurred in connection with the Merger; (iii) incurred in the ordinary course of business consistent with past practice since December 31, 2017; or (iv) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since January 1, 2015, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act, Sections 302 and 906 of SOX and NASDAQ, and the statements contained in any such certifications are true, correct and complete. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(e) The Company maintains “disclosure controls and procedures” and a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) in compliance with the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the

Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2017, and such assessment concluded that such system was effective. The Company’s independent registered public accounting firm has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2017. Since December 31, 2017, to the Knowledge of the Company, no events have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2018, and conclude, after such assessment, that such system was effective.

Section 4.07 Information Supplied. Each document required to be filed by the Company with the SEC in connection with the this Agreement and the Merger, including the Proxy Statement (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or their respective Affiliates for inclusion or incorporation by reference therein.

Section 4.08 Absence of Certain Changes or Events. Since December 31, 2017, to the date of this Agreement, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. From December 31, 2017 to the date of this Agreement, the Company and each Company Subsidiary has conducted its respective business in all material respects in the ordinary course consistent with past practice.

Section 4.09 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) The Company and each Company Subsidiary has timely filed, taking into account any extensions, all Tax Returns required to have been filed; (ii) the Company and each Company Subsidiary has paid all Taxes shown as due and payable on any such Tax Return; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any Company Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and has been adequately reserved to the extent required under GAAP; (iv) there are no Liens for Taxes on any assets of the Company or any Company Subsidiary, other than Permitted Liens; (v) the Company and each Company Subsidiary has withheld, collected and remitted all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, stockholder or any other Person; (vi) no claim has been made in writing by any taxing authority that the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns; and (vii) none of the Company or any Company Subsidiary has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law) as a transferee or successor, by contract (other than a contract exclusively between or among the Company and the Company Subsidiaries or customary gross-up provisions in any credit agreement, employment agreement or similar Contract the primary purpose of which does not relate to Taxes) or by operation of Law.

(b) None of the Company or any Company Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or customary gross-up provisions in any credit agreement, employment agreement or similar Contract the primary purpose of which does not relate to Taxes), nor does the Company or any Company Subsidiary owe any amount under any such agreement. None of the Company or any Company Subsidiary is or has been a member of an affiliated group filing consolidated or combined Tax Returns or an arrangement for group or consortium relief (or similar arrangement) (other than a group of which the Company is or was the common parent).

(c) None of the Company or any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code.

(d) (i) No audit or other exemption of any Tax Return of the Company or any Company Subsidiary is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination, (ii) no adjustment relating to any Tax Return filed by the Company or any Company Subsidiary has been proposed in writing by any Governmental Entity, which such adjustment is still outstanding, and (iii) neither the Company nor any Company Subsidiary has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax, which waiver or extension is still in effect.

(e) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2).

(f) Except with respect to the representations and warranties set forth in Section 4.10 (to the extent expressly related to Taxes), the representations and warranties set forth in this Section 4.09 are the Company’s sole and exclusive representations relating to Taxes.

Section 4.10 Employee Benefits.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete list of all material Company Benefit Plans. For purposes of this Agreement, (i) “Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other employment, consulting, bonus, deferred compensation, incentive compensation, equity or equity-based award, retention, relocation, vacation, change in control, transaction bonus, salary continuation, severance or termination pay, hospitalization, medical, dental, vision, life insurance, disability or sick leave benefit, supplemental unemployment benefit, profit-sharing, pension or retirement or other fringe benefit or compensatory plan, program, agreement or arrangement, in each case (A) that is maintained, sponsored or contributed to by the Company or any Company Subsidiary in respect of any current or former directors, officers or employees of the Company or any Company Subsidiary or (B) to which the Company or any Company Subsidiary has any liability; provided, however, that in no event shall a Company Benefit Plan include any arrangement operated by a Governmental Entity, and (ii) “International Benefit Plan” means each Company Benefit Plan that covers current or former directors, officers or employees of the Company or any Company Subsidiary who are located primarily outside of the United States.

(b) Copies of the following materials have been made available to Parent with respect to each material Company Benefit Plan in existence as of the date of this Agreement, in each case to the extent applicable: (i) the current plan document and all amendments thereto; (ii) the current determination letter or opinion letter from the Internal Revenue Service (the “IRS”); (iii) the current summary plan description and any summary of material modifications; (iv) the most recent annual report on Form 5500 filed with the IRS; (v) the most recently prepared actuarial reports and financial statements; and (vi) for each material International Benefit Plan, any applicable documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (ii) through (v).

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been operated and administered in accordance with its terms and applicable Law (including ERISA and the Code), (ii) as of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened, assessment, complaint, proceeding or investigation of any kind by any Governmental Entity with respect to any Company Benefit Plan (other than routine claims for benefits); (iii) all payments due to any Company Benefit Plan from the Company or any of its Subsidiaries to date have been timely made or accrued on the Company’s financial statements; (iv) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, to the Knowledge of the Company, and no circumstances exist that would reasonably be expected to result in any such letter being revoked; (v) no Company Benefit Plan provides post-termination medical benefits other than as required by applicable Law; (vi) no Company Benefit Plan is or has at any time been covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA; and (vii) neither the Company nor any Company Subsidiary has ever maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any actual or contingent liability under a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(d) Except as contemplated by the terms of this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Merger will (i) entitle any current or former director, officer or employee of the Company or any Company Subsidiary to any material payment or benefit, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former director, officer or employee, (iii) accelerate the time of payment or vesting of any material amounts due to any such current or former director, officer or employee, or (iv) result in any amounts payable or benefits provided to any such current or former director, officer or employee to fail to be deductible for federal income Tax purposes by virtue of Section 280G of the Code.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each International Benefit Plan (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates, (ii) if intended to qualify for special tax treatment, has met (and continues to meet) all material requirements for such treatment, and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(f) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom. The Company is not a party to and it does not have any material obligation under any Company Benefit Plan or any other agreement or arrangement to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(g) The representations and warranties set forth in this Section 4.10 are the Company’s sole and exclusive representations relating to employee benefits matters of any kind.

Section 4.11 Litigation. As of the date of this Agreement, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing against (i) the Company or any Company Subsidiary or any of their respective properties or assets or (ii) as of the date of this Agreement, any present or former officer or director of the Company or any Company Subsidiary in such individual’s capacity as such, that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving (i) the Company or any Company Subsidiary or any of their respective properties or assets or (ii) any present or former officer or director of the Company or any Company Subsidiary in such individual’s capacity as such, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Compliance with Applicable Laws. Except has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, the business of the Company and the Company Subsidiaries has been conducted in accordance with all Laws applicable thereto. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, the business of the Company and the Company Subsidiaries has at all times maintained and been in compliance with all Permits required by all Laws applicable thereto.

Section 4.13 Environmental Matters. (a) The Company and the Company Subsidiaries are in and, since January 1, 2016, have been in, compliance with applicable Laws governing pollution or the protection of human health or the environment (“Environmental Law”), which compliance includes possession of all required Permits and authorizations; (b) none of the Company or any Company Subsidiary has received any written notice that remains outstanding from a Governmental Entity that alleges that the Company or any Company Subsidiary is in violation of applicable Environmental Law; (c) to the Knowledge of the Company, none of the Company or any Company Subsidiary (nor any other Person whose liability the Company has assumed or provided an indemnity with respect to) has disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, or arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any Person to any Hazardous Materials at any properties currently or formerly owned, leased or used by the Company or any of its Subsidiaries and (d) there are no unresolved legal or administrative proceedings pending alleging that the Company or any Company Subsidiary is liable for response actions to address a release of Hazardous Materials, except with respect to any of the foregoing under clauses (a), (b), (c) or (d) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent all material environmental audits and environmental site assessment reports concerning any facility owned, leased or used at any time by the Company or any of its Subsidiaries that are in the possession or control of the Company or any of the Company Subsidiaries, to the extent that such audits or reports occurred or were obtained after January 1, 2016. The representations and warranties set forth in this Section 4.13 are the Company’s sole and exclusive representations relating to environmental matters of any kind.

Section 4.14 Contracts.

(a) None of the Company or any Company Subsidiary is a party to, and none of their respective properties or other assets is subject to, any Contract required to be filed by the Company as an exhibit to a report or filing under the Exchange Act or the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 4.14(b) of the Company Disclosure Letter sets forth under the appropriate subsection, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of: (i) each Contract to which the Company or any Company Subsidiary is a party that (A) restricts in any material respect the ability of the Company or any Company Subsidiaries (or would, after the Closing, restrict the ability of Parent, the Surviving Company or any Company Subsidiaries in any material respect) to engage or compete in any line of business or geographic area, (B) grants any material exclusive rights of any third party or (C) grants most favored nation pricing, rights of refusal, rights of first negotiation or similar rights or terms, in each case in a manner that is material to the Company and the Company Subsidiaries, taken as a whole; (ii) each Contract pursuant to which any amount of Indebtedness (other than any Indebtedness described in clause (d) of the definition of “Indebtedness” or trade indebtedness incurred in the ordinary course of business consistent with past practice) of the Company or any Company Subsidiary is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among the wholly owned Company Subsidiaries; (iii) each partnership, joint venture or similar Contract to which the Company or any Company Subsidiary is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries; (iv) each material Contract between the Company or any Company Subsidiary, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any Company Subsidiary, (B) record or beneficial owner of more than 5% of the shares of Common Stock outstanding as of the date of this Agreement or (C) to the Knowledge of the Company, any Affiliate of any such executive officer, director or owner (other than the Company or any Company Subsidiary), in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Company SEC Documents; (v) each Contract relating to the disposition or acquisition by the Company or any Company Subsidiary pursuant to which material obligations remain to be performed or material liabilities continue after the date of this Agreement, of any business or any material amount of assets (other than any such Contract entered into in the ordinary course of business consistent with past practice); (vi) each Contract to which the Company or any Company Subsidiary is a party that would reasonably be expected to involve aggregate payments during calendar year 2018 or any subsequent twelve- (12-) month period of at least $2,000,000 and that is not terminable by either party on less than thirty (30) days’ written notice without penalty; (vii) other than Contracts for ordinary repair and maintenance, each Contract providing for the development or construction of, or additions or expansions to, any real property under which the Company or any Company Subsidiary has, or expects to incur, an obligation in excess of $2,000,000 in the aggregate; (viii) each Contract obligating the Company or any Company Subsidiary to provide indemnification or a guarantee that would be material to the Company; (ix) each Contract involving any settlement, conciliation or similar agreement that is with any Governmental Entity (A) pursuant to which the Company or any Company Subsidiary is obligated after the date of this Agreement to make any payment to a Governmental Entity; (B) that would otherwise limit the operation of the Company or any Company Subsidiary (or Parent or any of its other Affiliates) in any material respect after the Closing; or (C) that imposes any injunctive or other equitable relief; (x) the Key Vendor Contracts; (xi) any Contract relating to any loan or other extension of credit made by the Company or any Company Subsidiary, other than (A) Contracts solely among the Company and the Company Subsidiary and (B) accounts receivable in the ordinary course of business of the Company and its Subsidiaries consistent with past practice; (xii) each Contract (A) obtaining any right to use any material Intellectual Property Rights (other than Contracts granting rights to use generally commercially available software having an acquisition price of less than $250,000 per Contract), (B) granting any right to use any material Intellectual Property Rights or (C) restricting the Company’s right to use any material Intellectual Property Rights; and (xiii) each collective bargaining agreement; provided that the following Contracts (any such Contract, an “Excluded Contract”) shall not be required to be listed on Section 4.14(b) of the Company Disclosure Letter, shall not be required to be made available to Parent pursuant to this Section 4.14(b), and shall not be deemed a “Material Contract” for any purposes under this Agreement (whether or not a Filed Company Contract): (1) any Company Benefit Plan (including any International Benefit Plan); (2) any license concerning Intellectual Property Rights, which are the subject of Section 4.18, and (3) any Lease, which is the subject of Section 4.17. Each Contract described in this Section 4.14(b) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract.”

(c) Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) each Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the

Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each such Material Contract is in full force and effect, and (iii) none of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except, in the case of clauses (i) or (ii), with respect to any Material Contract that expires by its terms (as in effect as of the date of this Agreement) or that is terminated in accordance with the terms thereof by the Company or one of the Company Subsidiaries, as the case may be, in the ordinary course of business consistent with past practice.

Section 4.15 Rental Contracts; Inventory.

(a) The Company has previously made available to Parent true and correct copies of each form of lease or rent-to-own Contract (“Rental Contract”) currently used in the business of the Company or any Company Subsidiary or used in such business at any time since January 1, 2017.

(b) All Company inventory was ordered new or factory refurbished, purchased new or factory refurbished, or acquired in the ordinary course of business pursuant to acquisitions and consistent with the regular inventory practices of the Company. Except as would not have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole, all such inventory is of a quality usable and merchantable in the operation of the business and is in good repair and condition, ordinary wear and tear excepted, except for obsolete items that have been written off in the consolidated financial statements of the Company included in the Filed Company SEC Documents or on the accounting records of the Company, as the case may be.

Section 4.16 Key Suppliers.

(a) Section 4.16(a) of the Company Disclosure Letter contains a complete and accurate list of the top ten vendors to the Company and the Company Subsidiaries (on a consolidated basis), on the basis of amount paid (the “Key Vendors”) measured over the twelve- (12)-month period ended February 28, 2018. The Company has made available to Parent true and complete copies of all Contracts with the Key Vendors (the “Key Vendor Contracts”).

(b) Neither the Company nor any Company Subsidiary has received any written or, insofar as the Company has any Knowledge, other notice, letter, complaint or other communication from any Key Vendor to the effect that it has materially changed, modified, amended or reduced, or is reasonably likely to materially change, modify, amend or reduce, its business relationship with the Company or the Company Subsidiaries in a manner that is materially adverse to the Company or the Company Subsidiaries.

Section 4.17 Real Property.

(a) Section 4.17(a)(i) of the Company Disclosure Letter lists, as of the date of this Agreement, the addresses of all real property owned in fee by the Company or any Company Subsidiary (the “Company Owned Property”), and Section 4.17(a)(ii) of the Company Disclosure Letter lists the addresses of all material real property (whether by virtue of direct lease, ground lease, sublease or other occupancy agreement, each, including all amendments and supplements thereto, a “Lease”) leased by the Company or any Company Subsidiary as lessee (the “Leased Real Property” and, together with the Company Owned Property, the “Real Property”). The Company Owned Property and Leased Real Property together comprise all material real property and interests in real property used by the Company or the Company Subsidiaries in the conduct of their current business operations. The Company or a Company Subsidiary owns fee simple title to, or holds pursuant to valid and enforceable leases, all of the real property shown to be owned or leased by them on Section 4.17(a) of the Company Disclosure Schedule, free and clear of all Liens other than Permitted Liens.

(b) There are no material leases, subleases, licenses or other agreements granting to any party or parties (other than the Company or one of the Company Subsidiaries) the right of use or occupancy of any portion of any Real Property. To the Knowledge of the Company, there are no currently outstanding options or rights of first refusal of any third party to purchase or lease the Company Owned Property, or any portion thereof or interest therein. Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) each Lease is a valid, binding and a legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception; (ii) each Lease is in full force and effect; and (iii) none of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any Lease and, to the Knowledge of the Company, no other party to any Lease is (with or without notice or lapse of time, or both) in breach or default thereunder, except, in the case of clauses (i) or (ii), with respect to any Lease that expires by its terms (as in effect as of the date of this Agreement) or that is terminated in accordance with the terms thereof by the Company or one of the Company Subsidiaries, as the case may be, in the ordinary course of business consistent with past practice.

Section 4.18 Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a complete and correct (in all material respects) list, as of the date of this Agreement, of all material registrations and applications for registration for Patents, Trademarks and Copyrights owned by the Company and the Company Subsidiaries (“Registered Intellectual Property Rights”). The Registered Intellectual Property Rights are valid and enforceable and have not been abandoned.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary owns, is licensed or otherwise has the right to use all Intellectual Property Rights material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole; provided, however, that the foregoing representation and warranty shall not constitute a representation or warranty with respect to any actual or alleged infringement, misappropriation or other violation of third-party Intellectual Property Rights. The Company or a Company Subsidiary is the exclusive owner of all Owned Company IP, in each case free and clear of all Liens other than Permitted Liens, except where the lack of such ownership has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the Knowledge of the Company, as of the date of this Agreement, the operation of the business of the Company and the Company Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of third parties and, as of the date of this Agreement, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing that alleges that the use of Intellectual Property Rights by the Company and the Company Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of third parties that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Without limiting the foregoing, neither the Company nor any Company Subsidiary has received any written communication asking or inviting the Company or any Company Subsidiary to pay for or obtain a release for Patent infringement. The foregoing representation and warranty in this Section 4.18(c) is the sole representation and warranty herein with respect to any actual or alleged infringement, misappropriation, or other violation of Intellectual Property Rights by the Company or any Company Subsidiary.

(d) To the Knowledge of the Company (i) the Owned Company IP is not being infringed, misappropriated or otherwise violated by any Person and (ii) no such claims are pending or threatened in writing against any Person by the Company or any Company Subsidiary, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) The Company and each of the Company Subsidiaries have taken commercially reasonable steps to protect the confidentiality of the material trade secrets that comprise any part of the Owned Company IP, and to the Knowledge of the Company, there is no material unauthorized use, disclosure or misappropriation of any such trade secrets by any Person. All use and disclosure of material trade secrets owned by another Person by the Company or any of its Subsidiaries have been pursuant to the terms of a written agreement with such Person or such use and disclosure by the Company or any of the Company Subsidiaries was otherwise lawful, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Without limiting the foregoing, the Company and the Company Subsidiaries have a policy requiring employees, consultants and contractors who have contributed to the development or creation of any material Software or Intellectual Property Rights intended to be owned by the Company or any Company Subsidiary to execute a confidentiality and assignment agreement which (i) assigns to the Company or one of the Company Subsidiaries all right, title and interest in any Intellectual Property Rights created by such persons within the scope of their involvement with the Company or applicable Company Subsidiary and (ii) provides reasonable protection for trade secrets of the Company and the Company Subsidiaries.

(f) The representations and warranties set forth in this Section 4.18 are the Company’s sole and exclusive representations relating to intellectual property matters of any kind.

Section 4.19 Labor Matters.

(a) The Company and the Company Subsidiaries are neither party to, nor bound by, any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union or labor organization.

(b) (i) As of the date of this Agreement, there are no labor-related strikes, walkouts or lockouts pending or to the Knowledge of the Company threatened; and (ii) no labor organization or group of employees has made a presently pending demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s Knowledge, threatened, to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(c) The Company and the Company Subsidiaries are in compliance with all Laws respecting employment, discrimination in employment, equal employment, fair employment practices, equal employment, terms and conditions of employment, immigration status, meal and rest periods, leaves of absence, employee privacy, worker classification (including the proper classification of workers as independent contractors and consultants), wages (including overtime wages), tax withholding, compensation and hours of work, and occupational safety and health and employment practices, and is not engaged in any unfair labor practice within the meaning of the National Labor Relations Act or any similar Law, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) (i) Neither the Company nor the Company Subsidiaries have effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq. (the “WARN Act”), or any state analogue) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act or any state analogue) affecting any site of employment or facility of the Company and the Company Subsidiaries, and (iii) the Company and the Company Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any state, local or foreign Law similar to the WARN Act. The Company and its Subsidiaries have not caused any of their employees to suffer an “employment loss” (as defined in the WARN Act or any state analogue) that triggers the WARN Act (or any state analogue) during the ninety (90) day period prior to the Closing Date.

(e) The representations and warranties set forth in this Section 4.19 are the Company’s sole and exclusive representations relating to labor matters of any kind

Section 4.20 Privacy and Data Security.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries and their respective independent contractors and service providers are and have been in compliance with all applicable Laws (including the Fair Credit Reporting Act and other Laws relating to the collection, use, processing, and disclosure of credit reports and similar data files, and Laws relating to email, text messaging, telemarketing, and other communications to and from consumers), all applicable contractual obligations, the Company’s and the Company Subsidiaries’ policies, notices, and public statements, and the Payment Card Industry Data Security Standard (collectively “Privacy Obligations”), in each case in connection with the collection, storage, disclosure, protection, transfer (including cross-border data transfer) and use of any personally identifiable information regarding any individuals, including any customers, prospective customers, employees and other third parties (collectively, “Personal Information”), (ii) the

Company and the Company Subsidiaries have, and at all times have maintained, physical, technical, organizational and administrative security measures and policies reasonably designed to protect all Personal Information collected, processed, or maintained by or for any of them from and against loss, theft and unauthorized access, use and disclosure and (iii) the Company and the Company Subsidiaries are and have been in compliance with all applicable Laws relating to data loss, theft and breach of security notification obligations. To the Knowledge of the Company, there has been no actual or alleged loss or theft or unauthorized collection, storage, acquisition, transfer, disclosure or use by any Person of Personal Information collected, processed or used by the Company and the Company Subsidiaries or on their behalf. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the transactions contemplated hereby do not and will not violate or conflict with any Privacy Obligation in any material respect. Neither the Company nor any of the Company Subsidiaries has received any claim or notice (whether written or oral) (i) from any Governmental Entity of any actual, alleged, possible or potential violation of, or failure to comply with, any Privacy Obligation, or (ii) that the Company or any of the Company Subsidiaries are or were not in compliance with any Privacy Obligation.

(b) The representations and warranties in this Section 4.20 and Section 4.21 are the sole and exclusive representations and warranties of the Company and the Company Subsidiaries concerning Privacy and Data Security and IT Systems matters of the Company and the Company Subsidiaries.

Section 4.21 IT Systems.

(a) Except has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Software used by the Company and the Company Subsidiaries is free of any material defects, bugs and errors in accordance with generally accepted industry standards, and does not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the computer, information technology and data processing systems, facilities and services used by the Company and the Company Subsidiaries, including all Software, hardware, point-of-sale networks, communications facilities, platforms and related systems and services used by the Company and the Company Subsidiaries (collectively, the “Systems”), are in good working condition to perform all computing, information technology and data processing operations necessary for the operation of the business of the Company and the Company Subsidiaries.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the twelve- (12)-month period prior to the date hereof, there has been no material failure, breakdown or continued substandard performance of any Systems that has caused a material disruption or interruption in the operation of the business of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries make back-up copies of data and information critical to the conduct of the business of the Company and the Company Subsidiaries and conduct periodic tests to ensure the effectiveness of such back-up systems. The Company and the Company Subsidiaries have in place industry standard (and, in any event, not less than commercially reasonable) disaster recovery and business continuity plans, procedures and facilities. There has been no material unauthorized access to, or use of, the Systems.

Section 4.22 Anti-Takeover Provisions. Assuming that the representations of Parent and Merger Sub set forth in Section 3.08 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger, this Agreement, the Transaction Documents and the other transactions contemplated hereby and thereby.

Section 4.23 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 4.24 Opinion of Financial Advisor. The Company has received the oral opinion of the Company Financial Advisor, to be confirmed in writing, to the effect that, as of the date of such opinion and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such opinion, the Merger Consideration to be paid to the holders of shares of Common Stock in the Merger is fair, from a financial point of view, to such holders. Copies of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company and it is agreed and understood that such opinion may not be relied on by Parent or Merger Sub, or any director, officer, employee or Representative of Parent or Merger Sub. It is further agreed and understood that such opinion may not be distributed by Parent to any third party without the prior consent of the Company Financial Advisor.

Section 4.25 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies of the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and the Company Subsidiaries operate, and as is sufficient to comply with applicable Law.

Section 4.26 Anti-Bribery and Anti-Corruption Laws. None of the Company, any Company Subsidiary, or, any of their respective directors, officers, employees or, to the Knowledge of the Company, agents, or other Persons acting on behalf of the Company or any Company Subsidiary has (a) used any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expenses relating to political activity, (b) made, promised, offered, or authorized any direct or indirect unlawful payment to any foreign or domestic governmental official or employee, official or employee of a public international organization, or to foreign or domestic political parties or campaigns from corporate funds, (c) violated any provisions of the U.S. Foreign Corrupt Practices Act of 1977 or any other federal, foreign or state anti-corruption, anti-bribery Law or requirement applicable to the Company of any Company Subsidiary (collectively, “Anti-Bribery and Anti-Corruption Laws”), or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee in violation of applicable Law. During the last five (5) years, none of the Company nor any Company Subsidiary has received any written communication that alleges that the Company or any Company Subsidiary, or any director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary, is in violation of, or has any material liability under, the Anti-Bribery and Anti-Corruption Laws.

Section 4.27 Interested Party Transactions. (a) Neither the Company nor any Company Subsidiary is a party to any transaction or agreement with any Affiliate, stockholder that beneficially owns 5% or more of Common Stock, or director or executive officer of the Company or, to the Knowledge of the Company, any Affiliate of any such owner, executive officer or director; and (b) no event has occurred since January 1, 2015 that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that was not otherwise reported by the Company prior to the date of this Agreement.

Section 4.28 Franchise Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Franchise Agreement complies, and the administration and relationship of such Franchise Agreement complies with all applicable Laws. Since January 1, 2015, all Disclosure Documents used by the Company and the Company Subsidiaries in connection with the sale of franchises complied in all material respects with applicable Laws at the time they were used, and all sales of such franchises complied in all material respects with applicable Laws. The Company has made available to Parent all Franchise Agreements that are in effect as of the date of this Agreement.

Section 4.29 No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE III (as modified by the Parent Disclosure Letter) or in any certificate delivered by Parent or Merger Sub to the Company, the Company acknowledges that (x) none of Parent, Parent’s Subsidiaries (including Merger Sub) or any other Person on behalf of Parent makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and the Company is not relying on any representation, warranty or other information of any Person except for those expressly set forth in this Agreement and (y) no person has been authorized by Parent, Parent’s Subsidiaries (including Merger Sub) or any other Person on behalf of Parent to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty shall not be relied upon by the Company as having been authorized by such Person.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business by the Company. Except as set forth in Section 5.01 of the Company Disclosure Letter, as required by applicable Law or expressly provided for by this Agreement, or with the prior written consent of Parent (including by email), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this

Agreement in accordance with ARTICLE VIII, the Company shall, and shall cause the Company Subsidiaries to, conduct their respective business and operations in the ordinary course of business consistent with past practice, and the Company will use and will cause the Company Subsidiaries to use its and their commercially reasonable efforts to (i) preserve intact its business organization and material assets (including material assets of the ANOW segment of the Company), (ii) keep available the services of its directors, officers and key employees, (iii) maintain in effect all of its material Permits and (iv) preserve the present relationships with those Persons having material business relationships with the Company or any such Company Subsidiary. Without limiting the generality of the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter, as required by applicable Law or as expressly provided for by this Agreement, or with the prior written consent of Parent (including by email) (which, other than in the case of Section 5.01(a), Section 5.01(b), Section 5.01(c), Section 5.01(d), Section 5.01(n), Section 5.01(q), Section 5.01(w) and, solely with respect to the foregoing clauses, Section 5.01(x), shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with ARTICLE VIII, the Company will not and will not permit any Company Subsidiary to:

(a) waive or adopt any amendments to its certificate of incorporation or bylaws (or other similar governing documents) (whether by merger, consolidation or otherwise);

(b) issue, sell, deliver or pledge, or agree or commit to issue, sell, deliver or pledge, any equity securities of the Company or any Company Subsidiary, other than (i) Common Stock issuable or upon exercise of Company Stock Options or the vesting of Company PSUs or Company RSUs, in each case, outstanding as of the date of this Agreement in accordance with their terms as in effect on the date of this Agreement or (ii) as contemplated by Section 5.01(l);

(c) acquire or redeem, directly or indirectly, or amend any equity securities, other than (i) as provided by any Company Stock Plan; (ii) the acquisition by the Company of shares of Common Stock in connection with the surrender of shares of Common Stock by holders of Company Stock Options in order to pay the exercise price of such Company Stock Options; or (iii) the withholding of shares of Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company PSUs or Company RSUs in connection with the exercise of such awards;

(d) (i) split, combine or reclassify its capital stock, (ii) declare, set aside, make or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of its capital stock (other than dividends paid to the Company or a Company Subsidiary by a Company Subsidiary), or (iii) enter into any agreement with respect to the voting of any capital stock of the Company or any Company Subsidiary;

(e) (i) acquire (A) by means of merger, consolidation, recapitalization or otherwise, any business, property or securities of any Person or (B) any assets or group of related assets from any third Person, other than in connection with capital expenditures permitted under Section 5.01(o); (ii) sell, lease, license, transfer or otherwise dispose of any assets or properties of the Company or any Company Subsidiary outside of the ordinary course of business consistent with past practice, except (A) pursuant to Contracts or commitments existing as of the date of this Agreement and (B) de minimis dispositions or abandonments; or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization;

(f) make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) Company Subsidiaries and (ii) advances to directors, officers and other employees of the Company and the Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(g) (i) enter into, voluntarily terminate or fail to perform in any material respect any Material Contract; (ii) except in the ordinary course of business consistent with past practice, amend or modify in any material respect any Material Contract; or (iii) grant any release or relinquishment of any material rights under any Material Contract;

(h) incur, assume or otherwise become liable or responsible for any Indebtedness, except for Indebtedness incurred in the ordinary course of business consistent with past practice under any existing credit facilities of the Company or any Company Subsidiary, including the Credit Agreements;

(i) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to any Company Subsidiary or any franchisee in the ordinary course of business consistent with past practice;

(j) change any financial accounting methods, principles or practices used by it, except in order to comply with GAAP or applicable Law;

(k) change any annual Tax accounting period or make or change any material Tax election that is inconsistent with past practices, except, in each case, to the extent required by applicable Law (or as a result of a determination by a Governmental Entity that is final), amend any material Tax Return, settle or compromise any material Tax claim or assessment or consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(l) except as required pursuant to a Company Benefit Plan in effect on the date hereof or as required by applicable Law: (i) increase any severance or termination pay; (ii) adopt, enter into, amend or terminate any Company Benefit Plan; (iii) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan; or (iv) pay or agree to pay any bonus or remuneration or grant any increases in the compensation or benefits payable to any executive officer, director or employee, except in the case of each of (iii) or (iv), (A) in connection with employment agreements entered into in the ordinary course of business consistent with past practice with any new employee hires permitted by Section 5.01(m) that do not provide for severance benefits beyond those in effect as of the date of this Agreement for similarly situated employees or any change of control benefits; or (B) increases in compensation for or payment of bonuses to employees below the level of corporate vice president or regional director in the ordinary course of business consistent with past practice;

(m) hire any new employees at the corporate vice president or regional director level or above, or terminate the employment of any employee at the corporate vice president or regional director level or above, other than for cause;

(n) enter into any collective bargaining or similar labor agreement;

(o) make any capital expenditures, other than (i) capital expenditures as contemplated by the Company’s current operating plan approved by the Company Board or (ii) other capital expenditures not exceeding $10,000,000 in the aggregate;

(p) settle any suit, action, claim, proceeding or investigation other than a settlement for monetary damages (net of insurance proceeds received) not in excess of $1,000,000 individually or $10,000,000 in the aggregate;

(q) except as required by applicable Law or GAAP, revalue any of its properties or assets, including writing off notes or accounts receivables;

(r) adopt or implement any stockholder rights plan or similar arrangement;

(s) fail to maintain existing material insurance policies or comparable replacement policies with respect to the assets, operations and activities of the Company and the Company Subsidiaries as is currently in effect;

(t) sell, license, sublicense or otherwise transfer or dispose of, abandon or permit to lapse, or create or incur any Lien (other than Permitted Liens) on any material Owned Company IP, except for non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

(u) enter into any agreement to (i) purchase or sell any real property or (ii) lease or sublease any material real property;

(v) publish any material new privacy policy or notice, or make any material amendment to any privacy policy or notice, of the Company or any Company Subsidiary unless such new privacy policy, notice or amendment is required by applicable Law;

(w) enter into any new line of business that is not reasonably related to the existing business of the Company or the Company Subsidiaries; or

(x) offer, agree or commit to take any of the foregoing actions.

Section 5.02 No Control. Nothing contained herein shall give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company and the Company Subsidiaries shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.03 No Solicitation by the Company; Company Board Recommendation.

(a) Except as expressly permitted by this Section 5.03, the Company shall, and shall cause each Company Subsidiary, and its and their officers, directors or managers, and shall instruct any employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) of the Company or the Company Subsidiaries, to:

(i) immediately cease any existing solicitations, discussions or negotiations with any Persons (other than Parent, Merger Sub and their Representatives) that may be ongoing with respect to any inquiry, proposal, offer, indication of interest or request for nonpublic information that constitutes, or could be reasonably expected to lead to, an Alternative Proposal (an “Inquiry”) or any Alternative Proposal;

(ii) request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information previously furnished to any Person (other than Parent, Merger Sub and their respective Representatives) that has, within the one-year period prior to the date of this Agreement, received confidential information concerning the Company and the Company Subsidiaries in connection with a potential strategic transaction with the Company;

(iii) terminate access by any Person and its Representatives (other than Parent, Merger Sub and their respective Representatives) to any online or other data rooms containing any confidential information in respect of the Company and the Company Subsidiaries; and

(iv) from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, subject to the other provisions of this Section 5.03, not, directly or indirectly, (A) solicit, initiate, induce, propose, knowingly encourage or facilitate any Inquiry or the making, submission or announcement of any proposal that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.03 (such as answering unsolicited phone calls or receiving unsolicited correspondence) shall not be deemed to “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.03), (B) furnish or otherwise provide access to non-public information regarding the Company and the Company Subsidiaries, or afford access to the business, employees, officers, Contracts, properties, assets, books or records of the Company or any Company Subsidiary, to any Person in connection with or in response to an Inquiry or an Alternative Proposal, (C) participate in or knowingly facilitate any discussions or negotiations with any Person with respect to an Alternative Proposal (other than informing such Persons of the provisions contained in this Section 5.03), (D) adopt, enter into, or propose publicly to adopt or enter into a letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement or Contract constituting or relating directly or indirectly to, or that contemplates or is intended or could reasonably be expected to result directly or indirectly in, an Alternative Proposal (other than an Acceptable Confidentiality Agreement), (E) approve, endorse, accept or adopt or recommend the approval, acceptance or adoption of, or make or authorize any public statement, recommendation or solicitation in support of, any Inquiry or Alternative Proposal, (F) withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub the Company Board Recommendation, it being understood that neither (1) the determination in and of itself by the Company Board that an

Alternative Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal; nor (2) the delivery in and of itself by the Company to Parent of any notice contemplated by Section 5.03(c) will constitute an Adverse Recommendation Change or violate this Section 5.03(a)(iv)(F), or (G) authorize, resolve, publicly propose or commit to take any of the actions referred to in clauses (A), (B), (C), (D), (E) or (F) of this sentence.

(b) Notwithstanding anything to the contrary in Section 5.03(a), if the Company or any of its Representatives receives an Alternative Proposal at any time prior to the Company Stockholders Meeting from any Person or Group that did not result from or arise in connection with a breach in any material respect of this Section 5.03, the Company and its Representatives may, prior to (but not after) the Company Stockholders Meeting, take the actions set forth in subsections (i), (ii) and/or (iii) of this Section 5.03(b) if the Company Board has determined, in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to result in a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law: (i) furnish non-public information to and afford access to the business, employees, officers, Contracts, properties, assets, books and records of the Company and the Company Subsidiaries to any Person in response to such Alternative Proposal, pursuant to the prior execution of (and the Company may enter into) an Acceptable Confidentiality Agreement; provided, however, that if the Person making such Alternative Proposal is a known competitor of the Company, the Company shall not provide any commercially sensitive non-public information to such Person in connection with the actions permitted by this Section 5.03(b) other than in accordance with customary “clean room” or other similar procedures designed to limit any adverse effect on the Company of the sharing of such information; (ii) enter into and maintain discussions or negotiations with any Person with respect to an Alternative Proposal; and (iii) engage in the activities otherwise described in this Section 5.03 with respect to any Person, subject in the case of this clause (iii) to the terms and conditions set forth in this Section 5.03(b).

(c) Promptly (but in no event more than two (2) Business Days) following receipt of any Alternative Proposal or any Inquiry, the Company shall advise Parent in writing of the receipt of such Alternative Proposal or Inquiry, the price and other material terms and conditions of such Alternative Proposal or Inquiry (including the identity of the Person making such Alternative Proposal or Inquiry) and provide Parent a copy thereof (including materials relating to the proposed financing commitments with customary redactions). The Company agrees that it shall substantially concurrently provide to Parent any non-public information concerning the Company or the Company Subsidiaries that may be provided (pursuant to Section 5.03(b)) to any other Person or Group in connection with any such Alternative Proposal or Inquiry that has not previously been provided to Parent. In addition, the Company shall keep Parent reasonably informed on a prompt and timely basis of any material change to the terms or status of the Alternative Proposal or Inquiry, and shall provide Parent with copies of all amendments or supplements thereto (including materials relating to any proposed financing commitments with customary redactions), and the general status of any discussions and negotiations with respect to such Alternative Proposal or Inquiry. The Company shall (i) no later than twelve (12) hours prior to the meeting (or, if earlier, concurrently with notice to the Company Board), notify Parent, orally and in writing (including by email), of any scheduled meeting of the Company Board at which it is reasonably likely that the Company Board will consider any Alternative Proposal or Inquiry; and (ii) as promptly as reasonably practicable (and in any event within one (1) Business Day) notify Parent of any determination by the Company Board that an Alternative Proposal constitutes a Superior Proposal.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Company Stockholders Meeting, the Company Board may:

(i) (A) upon the occurrence of an Intervening Event, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Board Recommendation (any of the foregoing being an “Adverse Recommendation Change”) (including, for the avoidance of doubt, recommending against the Merger or approving, endorsing or recommending any Alternative Proposal) and (B) if the Company has received an Alternative Proposal that is a Superior Proposal, terminate this Agreement pursuant to Section 8.01(d) to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, if in the case of clauses (A) and (B), the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided that the Company Board may not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.01(d), unless:

(ii) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Parent of the circumstances giving rise to the proposed Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Company Board has received a Superior Proposal and shall include a copy of such Superior Proposal (including copies of any materials related to any proposed financing commitments with respect thereto with customary redactions);

(iii) during the Notice Period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute (in the reasonable judgment of the Company Board) a Superior Proposal, or in cases not involving a Superior Proposal, the failure to make such Adverse Recommendation Change (in the reasonable judgment of the Company Board after consultation with the Company’s financial advisors and outside legal counsel) would no longer reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; and

(iv) the Company Board has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Parent, if any, and after consultation with the Company’s financial advisors and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in cases not involving a Superior Proposal, that the failure to make such Adverse Recommendation Change continues to reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

If during the Notice Period any material revisions are made to the Superior Proposal, then the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 5.03(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the three (3) Business Day period above shall be deemed to be references to a two (2) Business Day period.

(e) Nothing in this Agreement will: (i) prohibit the Company or the Company Board from making a factually accurate public statement describing an Alternative Proposal and the operation of this Agreement with respect thereto in order to comply with its disclosure obligations under applicable Law with regard to such Alternative Proposal; or (ii) prevent the Company or the Company Board from (A) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, (B) complying with Item 1012(a) of Regulation M-A under the Exchange Act, or (C) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2 under the Exchange Act or complying with Rule 14d-9 under the Exchange Act with respect to an Alternative Proposal; provided, however, that the Company Board shall not effect an Adverse Recommendation Change except in accordance with Section 5.03(d).

(f) From and after the date of this Agreement, the Company and the Company Subsidiaries shall not, directly or indirectly, terminate, amend, modify, waive, release or fail to enforce any standstill or similar provision of any Contract to which the Company or any Company Subsidiary is a party or any anti-takeover Law unless in the good faith judgment of the Company Board, after consultation with the Company’s independent financial advisors and outside legal counsel, the failure to grant any such termination, amendment, modification, waiver, release or failure to enforce such agreement, provision or Law would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law. The Company shall provide written notice to Parent of any such termination, amendment, modification, waiver, release or failure to enforce concurrent with its determination to terminate, amend, modify, waive, release or fail to enforce such agreement, provision or Law concurrently with the decision of the Company Board to take such action.

(g) The Company acknowledges and agrees that in the event that any of the Company Subsidiaries or its or their Representatives takes any action that, if taken by the Company, would constitute a breach of this Section 5.03, then the Company shall be deemed to be in breach of this Section 5.03.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Preparation of the Proxy Statement; Company Stockholders Meeting.

(a) As promptly as practicable after the date of this Agreement, and in any event within twenty (20) Business Days hereof, the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the Company’s stockholders relating to the Company Stockholders Meeting (such proxy statement, including any amendments or supplements thereto, the “Proxy Statement”). Parent shall furnish all information concerning Parent and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information reasonably requested by the Company to be included therein. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will cooperate in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and its legal counsel a reasonable opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response) and (ii) shall consider reasonably and in good faith all comments reasonably proposed by Parent and its legal counsel.

(b) If prior to the Effective Time any change occurs with respect to information supplied by Parent or its Affiliates for inclusion in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company shall as promptly as practicable file any necessary amendment or supplement to the Proxy Statement with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) The Company shall, as promptly as practicable after the SEC clears the Proxy Statement duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of (i) seeking the Company Stockholder Approval; and (ii) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger. In connection with the foregoing, the Company shall (x) as promptly as practicable cause the Proxy Statement to be mailed to the Company’s stockholders; and (y) subject to Section 5.03(d), solicit the Company Stockholder Approval. The Company shall include the Company Board Recommendation in the Proxy Statement, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.03(d). The Company agrees that, unless this Agreement is terminated pursuant to ARTICLE VIII prior thereto, its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal or by the making of any Adverse Recommendation Change by the Company Board; provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.03(d)(ii) occurs less than ten (10) Business Days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten (10) Business Days after the later of such event.

Section 6.02 Access to Information; Confidentiality. At all times during the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to ARTICLE VIII and the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access during normal business hours, upon reasonable advance notice, to all their respective properties, books, Contracts, commitments, personnel and records and to furnish promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines in good faith, after consultation with outside legal counsel, that such disclosure or access would reasonably be likely to (i) result in the waiver of any attorney-client privilege, work product doctrine or other applicable privilege or (ii) violate any applicable Law; provided, further, that Parent shall, and shall cause its Representatives to, use its and their commercially reasonable efforts to minimize any unreasonable disruption to the businesses of the Company and the Company Subsidiaries resulting from the access provided pursuant to this Section 6.02; provided, further, that with respect to clauses (i) and (ii) of this Section 6.02 the Company shall use its commercially reasonable efforts to develop an alternative method for providing such information to Parent. Notwithstanding anything contained herein to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement and any backup confidentiality agreements identified in Section 6.02 of the Company Disclosure Letter (collectively, the “Confidentiality Agreements”) and if this Agreement is terminated prior to the Effective Time, the Confidentiality Agreements shall remain in full force and effect in accordance with their respective terms prior to giving effect to the execution of this Agreement.

Section 6.03 Efforts to Consummate. Subject to the terms and conditions herein provided, each of Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the date of this Agreement the transactions contemplated by this Agreement.

Section 6.04 Treatment of Company Awards.

(a) Company PSUs. Except as otherwise agreed upon in writing between the holder of Company PSUs and Parent, effective as of immediately prior to the Effective Time, each then-outstanding Company PSU shall be automatically canceled and converted into the right to receive from the Surviving Company an amount of cash equal to the product of (i) the total number of shares of Common Stock then underlying such Company PSU multiplied by (ii) the Merger Consideration without interest. Parent shall cause the Surviving Company to pay the aggregate amount payable by the Surviving Company to the holders of such Company PSUs pursuant to the preceding sentence, without any interest thereon and subject to all applicable withholding, in accordance with Section 2.02(h), upon the later of (A) five (5) Business Days after the Closing Date and (B) the date of the Company’s first regularly scheduled payroll after the Closing Date.

(b) Company RSUs. Except as otherwise agreed upon in writing between the holder of Company RSUs and Parent, effective as of immediately prior to the Effective Time, each then-outstanding Company RSU shall be automatically canceled and converted into the right to receive from the Surviving Company an amount of cash equal to the product of (i) the total number of shares of Common Stock then underlying such Company RSU multiplied by (ii) the Merger Consideration without interest. Parent shall cause the Surviving Company to pay the aggregate amount payable by the Surviving Company to the holders of such Company RSUs pursuant to the preceding sentence, without any interest thereon and subject to all applicable withholding, in accordance with Section 2.02(h), upon the later of (A) five (5) Business Days after the Closing Date and (B) the date of the Company’s first regularly scheduled payroll after the Closing Date.

(c) Company Stock Options. Except as otherwise agreed upon in writing between the holder of Company Stock Options and Parent, effective as of immediately prior to the Effective Time, each then-outstanding and unexercised Company Stock Option shall automatically be canceled and converted into the right to receive from the Surviving Company an amount of cash equal to the product of (i) the total number of shares of Common Stock then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option, without any interest thereon and subject to all applicable withholding. Parent shall cause the Surviving Company to pay the aggregate amount payable by the Surviving Company to the holders of such Company Stock Options pursuant to the preceding sentence, without any interest thereon and subject to all applicable withholding, upon the later of (A) five (5) Business Days after the Closing Date and (B) the date of the Company’s first regularly scheduled payroll after the Closing Date. In the event that the exercise price of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled, without any consideration being payable in respect thereof, and have no further force or effect.

(d) Company Actions. Prior to the Effective Time, the Company shall take all reasonably necessary or appropriate actions to effectuate the actions contemplated by this Section 6.04.

(e) Parent’s Expense. On or prior to the Closing Date, Parent shall provide, or cause to be provided, sufficient cash to the Company to make the payments contemplated by Section 6.04(a), Section 6.04(b) and Section 6.04(c).

(f) At the Effective Time, the provisions of this Section 6.04 are intended to be for the benefit of, and will be enforceable by, the holders of Company PSUs, Company RSUs and Company Stock Options, and his or her heirs and his or her representatives.

Section 6.05 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent will cause the Surviving Company and its Subsidiaries to, jointly and severally, indemnify, defend and hold harmless each Indemnified Party against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising at or prior to the Effective Time out of or pertaining to the fact that the Indemnified Party is or was an officer, director or manager of the Company or any Company Subsidiary or, while an officer, director or manager of the Company or any Company Subsidiary, is or was serving at the request of the Company or a Company Subsidiary as an officer, director or manager of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted to do so by applicable Law. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Company or its Subsidiaries; provided that any Indemnified Party to whom expenses are to be advanced provides prior to any receipt of such advances an undertaking, to the extent required by the DGCL or other applicable Law, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable Law. Without limitation of the foregoing or any other provision of this Section 6.05, for a period of six (6) years from and after the Effective Time, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party, whether provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any Company Subsidiary or in any indemnification agreement between such Indemnified Party and the Company or any Company Subsidiary as in effect on the date hereof, shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b) For a period of six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Company shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and the Company Subsidiaries in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time than are set forth in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

(c) For a period of six (6) years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or the Company Subsidiaries as of the date of this Agreement or provide substitute policies for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage maintained by the Company as of the date of this Agreement, in either case, with limits not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.05(c) it shall obtain as much comparable insurance coverage as possible for each year within such six-year period for an annual premium equal to the Maximum Amount. In lieu of such insurance, the Company may, at its option (following reasonable consultation with Parent), purchase “tail” directors’ and officers’ liability insurance and fiduciary liability insurance for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage maintained by the Company, such tail insurance to provide limits not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time, provided that in no event shall the cost of any such tail insurance exceed the Maximum Amount. The Surviving Company shall use its commercially reasonable efforts to maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(e) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.05.

Section 6.06 Transaction Litigation. In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated hereby is brought by any stockholder of the Company or any holder of the Company’s other securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company shall promptly notify Parent of such litigation and shall keep Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary herein (but subject to the following sentence), the Company shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the transactions contemplated hereby that is brought by any stockholder of the Company or any holder of the Company’s other securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, provided that the Company shall give the Parent the opportunity to participate (subject to execution of a customary joint defense agreement), at the Parent’s expense, in the defense of any such litigation and the Company shall consider in good faith the Parent’s advice with respect to such litigation. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not settle any such litigation without the prior written consent of Parent.

Section 6.07 Section 16 Matters. The Company shall take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by this Agreement by any director or executive officer of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08 Public Announcements. Except with respect to any Adverse Recommendation Change or announcement made with respect to any Alternative Proposal, Superior Proposal or any dispute between the parties regarding this Agreement or the transactions contemplated by this Agreement, Parent and the Company shall provide an opportunity for the other party to review and comment upon any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not, and shall cause their respective Affiliates not to, issue any such press release or make any such public statement prior to providing such opportunity to review and comment, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form mutually agreed to by the parties. Nothing in this Section 6.08 shall limit the ability of any party hereto to make disclosures or announcements that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.09 Employment and Company Benefits.

(a) During the twelve (12)-month period following the Closing Date (or, such shorter period of employment, as the case may be), Parent shall, or shall cause the Surviving Company to, provide each Company Employee with (i) a base salary or hourly wage rate that is at least equal to the base salary or hourly wage rate provided to the Company Employee immediately prior to the Closing Date, (ii) incentive compensation opportunities that, with respect to each Company Employee, are no less favorable in the aggregate than the annual and long-term cash incentive compensation opportunities in effect for the Company Employee immediately prior to the Closing Date, and (iii) employee benefits that, with respect to each Company Employee, are no less favorable in the aggregate than the employee benefits provided to such Company Employee immediately prior to the Closing Date; provided, however, that neither Parent nor the Surviving Company shall be required to provide incentive compensation in the form of equity or equity-based compensation.

(b) Parent shall provide each Company Employee who incurs a termination of employment during the twelve (12)-month period following the Closing Date with severance benefits that are no less favorable than the severance benefits to which such Company Employee would have been entitled with respect to such termination under the severance policies, practices and guidelines of the Company or any Company Subsidiary as in effect as of the date of this Agreement and disclosed in Section 4.10(a) of the Company Disclosure Letter.

(c) Parent shall, or shall cause the Surviving Company to, give each Company Employee full credit for such Company Employee’s service with the Company and any Company Subsidiary (and any Affiliates or predecessors thereto) for all purposes, including eligibility, vesting, determination of the level of benefits (including, for purposes of severance, vacation and other paid time off) and benefits accrual under any benefit plans maintained by Parent or any of its Affiliates (including the Surviving Company) in which the Company Employee participates to the same extent recognized by the Company immediately prior to the Closing Date; provided, however, that such service shall not be recognized (i) for purposes of benefits accrual under defined benefit pension plans or (ii) to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(d) Parent shall, or shall cause the Surviving Company to, (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan maintained by Parent or any of its Affiliates (including the Surviving Company) that provides health benefits in which Company Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such Company Employees as of the Closing Date under the analogous Company Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by a Company Employee and his or her eligible dependents under the health plans in which such Company Employee participated immediately prior to the Closing Date during the portion of the plan year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans maintained by Parent or any of its Affiliates (including the Surviving Company) in which such Company Employee is eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing Date.

(e) Parent shall, or shall cause the Surviving Company to, comply with the WARN Act or any similar Law, with respect to “employment losses” which would constitute a “mass layoff” or “plant closing” (each as defined in the WARN Act) occurring at or after the Effective Time.

(f) No provision of this Agreement shall (i) create any right in any Company Employee or any other employee of the Company or any Company Subsidiary to continued employment by Parent or the Company or their respective Affiliates, or preclude the ability of Parent or the Company or their respective Affiliates to terminate the employment of any employee for any reason, (ii) require Parent or the Company or any of their respective Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date (subject to the other provisions of this Section 6.09), (iii) be treated as an amendment to any employee benefit plan of Parent or the Company or any of their respective Affiliates, or (iv) create any rights or remedies as a third party beneficiary in any current or former employee, director or consultant of the Company or any Company Subsidiary.

Section 6.10 Merger Sub; Parent Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Affiliates of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth herein.

Section 6.11 Financing Activities.

(a) Parent acknowledges and agrees that, except to the extent otherwise set forth in this Section 6.11, the Company, the Company Subsidiaries, their respective Affiliates and their respective Representatives have no responsibility for any financing that Parent or any Affiliate of Parent may raise in connection with the transactions contemplated by this Agreement. Parent and the Company each acknowledge and agree that Parent’s obligation to consummate the transactions contemplated by this Agreement is not subject to any financing condition.

(b) Parent shall (or shall cause its Affiliates to) use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Debt Financing contemplated by the Debt Commitment Letters so that the funds contemplated thereby are available as promptly as practicable but in any event no later than the Closing Date, including (i) complying with and maintaining in full force and effect the Debt Commitment Letters in accordance with the terms and subject to the conditions thereof until the Debt Financing is consummated, (ii) negotiating and entering into definitive financing agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letters (including any “flex” provisions contained in the Debt Commitment Letters or any fee letter) so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date (which definitive financing agreements shall not (1) reduce the aggregate amount of the Debt Financing to be funded on the Closing Date (including by increasing the amount of fees to be paid or original issue discount) from that contemplated in the Debt Commitment Letters and the related “flex provisions” of the fee letter relating to the Debt Commitment Letters (unless, in each case, the amount of the Equity Financing has been increased by a corresponding amount), (2) amend, modify or supplement the conditions or contingencies to, or impose new or additional conditions to, or expand any existing condition to, the Debt Financing, in each case in a manner that would reasonably be expected to make it less likely that the Debt Financing will be funded on the Closing Date, (3) materially delay funding of the Debt Financing or make funding of the Debt Financing less likely to occur at the Closing, or (4) impose additional material obligations on the Company, any Company Subsidiary or their respective Affiliates prior to Closing), (iii) satisfying as promptly as practicable on a timely basis (or obtaining the waiver of) all conditions that are within the control of Parent or Merger Sub to the funding of the Debt Financing contemplated by the Debt Commitment Letters and the definitive agreements relating to the Debt Financing, (iv) accepting all “market flex” contemplated by the Debt Commitment Letters and any fee letter relating to the Debt Commitment Letters to the extent necessary to obtain the funding of the Debt Financing on the Closing Date, and (v) enforcing its rights under the Debt Commitment Letters in the event of a breach by the lenders under the Debt Commitment Letters or any related agreement or the definitive agreements relating to the Debt Financing that would reasonably be expected to, impede or materially delay the Closing. Parent shall, as promptly as practicable, provide to the Company copies of all executed documents (including all fee letters and engagement letters, subject to customary redaction of fee amounts, price caps and economic “flex” terms) relating to the Debt Financing and shall keep the Company reasonably informed of material developments in respect of the financing process relating thereto. At the Closing, upon request by the Company, Parent shall deliver to the Company any opinions, letters or certificates with respect to solvency matters obtained by or provided by Parent or its Affiliates to any Financing Sources in connection with the Debt Financing.

(c) Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (i) of any breach or default (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Financing Commitments (including any related fee letter or engagement letter) of which Parent becomes aware, (ii) of the receipt or delivery of any written notice or other communication received by Parent, in each case from any Financing Source asserting or threatening any actual or potential breach, default, termination or repudiation by any party to the Financing Commitments (including any related fee letter or engagement letter) or any material dispute or disagreement between parties to any definitive document related to the Financing (including any Financing Commitment) with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing or any other event or condition that could reasonably be expected to cause a condition to the Financing Commitments not to be satisfied or (iii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments. Parent shall promptly provide any information reasonably requested by the Company relating to any circumstance referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

(d) Prior to the Closing, without the prior written consent of the Company, Parent shall not agree to, or permit, any amendment, modification or supplement of, or waiver under, the Debt Commitment Letters or other documentation relating to the Debt Financing (other than pursuant to “flex” provisions contained in the Debt Commitment Letters or any related fee letter) to the extent that such amendment, modification, supplement or waiver would reasonably be expected to, (i) reduce the amounts to be funded under the Debt Financing (including by increasing the amount of fees to be paid or original issue discount) from that contemplated in the applicable Debt Commitment Letter and the related “flex provisions” of the fee letter relating to such Debt Commitment Letter (except to the extent of a corresponding increase to the Equity Financing), (ii) amend, modify or supplement the conditions or contingencies to, or impose new or additional conditions to, or expand any existing condition to, the Financing, in each case in a manner that would reasonably be expected to (A) make it less likely that the Financing will be funded at the Closing or (B) delay funding of the Financing or make funding of the Financing less likely to occur at the Closing, (iii) adversely impact the ability of Parent or one of its Affiliates to enforce its rights against the other parties to the Debt Commitment Letters or (iv) impose additional material obligations on the Company, any Company Subsidiary or their respective Affiliates prior to the Closing; provided, however, that for the avoidance of doubt, the existing Debt Commitment Letters (and any fee letter or engagement letter) may be amended, amended and restated or replaced to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters (or any fee letter or engagement letter) as of the date of this Agreement. In addition, Parent shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing, including taking all actions necessary to (1) maintain in effect the Equity Commitment Letter, (2) satisfy on a timely basis all conditions applicable to Parent and its Affiliates in the Equity Commitment Letter, if any, (3) consummate the Equity Financing at the Closing and (4) enforce its rights under the Equity Commitment Letter (including seeking specific performance, in accordance with the terms of this Agreement). Parent shall not permit, without the prior written consent of the Company, any amendment or modification to be made to, or any termination, rescission or withdrawal of, or any waiver of any provision or remedy under, the Equity Commitment Letter in a manner that would reasonably be expected (x) to make it less likely that the Equity Financing will be funded on the Closing Date, (y) adversely impact the ability of Parent, the Company or Vintage Rodeo, L.P. to enforce its respective rights against the other parties to the Equity Commitment Letter or (z) reduce the aggregate amount of Equity Financing. Further for the avoidance of doubt, if all or any portion of the Financing (or any alternative financing) has not been obtained, Parent shall continue to be obligated to consummate the transactions contemplated by this Agreement and effect the Closing on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in ARTICLE VII. Any reference is this Agreement to (1) “Financing” “and “Equity Financing” will include the financing contemplated by the Equity Commitment Letter and “Financing” and “Debt Financing” will include the financing contemplated Debt Commitment Letters as amended or modified in compliance with this Section 6.11(d); and (2) “Equity Commitment Letter” or “Debt Commitment Letters” will include such documents as amended or modified in compliance with this Section 6.11(d)

(e) If, notwithstanding the use of commercially reasonable efforts by Parent to satisfy its obligations under Section 6.11(b), any of the Debt Financing or the Debt Commitment Letters (or any definitive financing agreement relating thereto) expires or is terminated prior to the Closing, in whole or in part, for any reason, or any portion of the Debt Financing becomes unavailable on the terms and subject to the conditions set forth in the Debt Commitment Letters (after giving effect to all applicable flex provisions), Parent shall (i) promptly (and in any event within two (2) Business Days) notify the Company of such unavailability, expiration or termination and the reasons therefor, (ii) as promptly as practicable use commercially reasonable efforts to arrange for alternative financing (which alternative financing (A) shall be in an amount sufficient, when added with the Equity Financing, for the satisfaction of all of Parent’s obligations under this Agreement, including the consummation of the transactions contemplated by this Agreement, the payment of the aggregate Merger Consideration, the payment of the amounts contemplated by Section 2.04, Section 6.04 and Section 6.12, and the payment of all associated fees, costs and expenses contemplated by this Agreement or payable in connection with the transactions contemplated by this Agreement to be paid by Parent (including any refinancing of Indebtedness of the Company, Parent or any other party required in connection therewith or such other payments), (B) shall not include any conditions of such alternative debt financing that are more onerous than or in addition to the conditions set forth in the Debt Financing, and (C) be on terms and conditions not materially less favorable in the aggregate to Parent than those set forth in the Debt Commitment Letters) to replace the debt financing contemplated by such expired or terminated commitments or agreements, to be consummated no later than the day on which the Closing shall occur pursuant to Section 1.03, (iii) provide to the Company copies of all executed documents (including all fee letters and engagement letters subject to redaction of fee amounts, price caps and economic “flex” terms) relating to any alternative financing to replace the Debt Financing, and (iv) keep the Company reasonably informed of material developments in respect of the process of obtaining any alternative financing. In the event any alternative financing is obtained, any reference herein to (x) “Financing” or “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letters except to the extent superseded as provided in the following clause (y),and (y) “Financing Commitments” or “Debt Commitment Letters” shall include the Debt Commitment Letters except to the extent superseded in their entirety by alternative financing at the time in question and any new debt commitment letters and definitive agreements relating to any alternative financing, as applicable, entered into in compliance with this Section 6.11 to the extent then in effect (and “Financing” and “Debt Financing” shall include the debt financing contemplated thereby).

(f) Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use its and their commercially reasonable efforts to cause its and their respective Representatives to, at Parent’s sole cost and expense, provide to Parent and its Affiliates all cooperation reasonably requested by Parent and/or its Affiliates to assist them in causing the conditions in the Debt Commitment Letters to be satisfied or in connection with the arrangement of the Debt Financing to the extent not unreasonably interfering with the business of the Company or the Company Subsidiaries, including: (i) participation by appropriate members of management of the Company and the Company Subsidiaries in a reasonable number of meetings (including one-on-one investor meetings, which may take place by conference call (such approval not to be unreasonably withheld or delayed)) at times and locations to be mutually agreed upon, provided in no event shall the Company be required to host more than two (2) bank meetings; (ii) providing all reasonably requested information concerning the Company and the Company Subsidiaries with respect to Parent’s preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda and similar documents required in connection with the Debt Financing; provided, however, that any such information memoranda or prospectuses may, at the election of Parent, contain disclosure and financial statements with respect to the Company or the Surviving Company reflecting the Surviving Company and/or its Subsidiaries as the obligor; (iii) (A) using commercially reasonable efforts to furnish Parent in a timely manner with customary financial and other information regarding the Company and its Subsidiaries, including non-public financial information, as may be reasonably required by Parent in connection with due diligence relating to the Debt Financing, (B) using commercially reasonable efforts to assist Parent in connection with the preparation of pro forma financial information and financial statements to the extent reasonably required by Parent or any Financing Source, it being agreed that neither the Company nor any of its Subsidiaries or Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information or financial statements, (C) cooperating with Parent in Parent equity capitalization that is required for such pro forma financial information or financial statements and (D) as promptly as practicable, informing Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company shall have actual knowledge of any facts as a result of which a restatement of any financial statements of the Company in order for such financial statements to comply with GAAP; (iv) using commercially reasonable efforts to obtain customary accountants’ consents, legal opinions, certificates, appraisals, surveys, title insurance, owner affidavits for title insurance, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments and other documentation and items relating to the Debt Financing as reasonably requested by Parent;

(v) taking such actions as may be reasonably requested by Parent that are reasonably necessary to permit the prospective Financing Sources involved in the Debt Financing to perform customary due diligence of the Company and the Company Subsidiaries, and so long as requested, no later than three (3) Business Days prior to any financing under the Debt Financing, providing information related to the Company and the Company Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act; (vi) reasonably facilitating the transactions described in this Section 6.11 and assisting with the preparation of and executing and delivering (but not prior to Closing) any pledge and security documents, supplemental indentures, currency or interest rate hedging arrangements, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent or the Financing Sources and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that (x) such documents will not take effect until the Closing Date and (y) no officer or director of the Company or of its Subsidiaries that is not continuing in such capacity after the Closing shall be required to execute any such documents; (vii) providing customary authorization letters to the Financing Sources that authorize the distribution of information to prospective lenders and contains a representation to such Financing Sources that the information pertaining to the Company and the Company Subsidiaries is complete and correct in all materials respects and that the public side versions of such documents, if any, do not include material non-public information about the Company or the Company Subsidiaries (provided, that all such materials have been previously identified and provided to, the Company); (viii) assisting Parent to obtain customary and reasonable corporate and facilities ratings (but no specific rating); (ix) using commercially reasonable efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which the Company or any Subsidiary of the Company is a party to the extent required by the Financing Sources and to arrange discussions among Parent, Merger Sub and the Financing Sources with other parties to material leases, encumbrances and contracts to the extent required by the Financing Sources; and (x) taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent or any of its Subsidiaries to permit the consummation of the Debt Financing (including causing the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Company or any of its subsidiaries with or immediately following the Closing). Notwithstanding anything in this Section 6.11(f) to the contrary, neither the Company nor any Company Subsidiary shall be required to (A) pay any commitment fee or similar fee prior to the Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) incur any liability for which it has not received prior reimbursement (or reasonable assurance of reimbursement) and that is not contingent on the occurrence of the Closing or cause their respective directors, officers or employees to take any action under this Section 6.11 that would reasonably be expected to result in personal liability of such directors, officers or employees, (C) enter into any agreement or binding commitment that is not contingent on the occurrence of the Closing, other than as specifically contemplated by Section 6.11(g), (D) provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent that it would result in a violation of applicable Law, any confidentiality obligation binding on Company, any Company Subsidiary or their respective officers, directors or employees or loss of any attorney-client privilege, in each case, with respect to or in connection with the Debt Financing, (E) deliver (or cause their respective directors, officers or employees to deliver) any certificate, opinion or representation with respect to the solvency of the Company and its

Subsidiaries in connection the Debt Financing), or (F) cause any Persons who are directors or officers of the Company or any Company Subsidiary to pass resolutions or consents to approve or authorize the execution of the Debt Financing or deliver any certificate, document, instrument or agreement in connection with the Debt Financing that is effective prior to the Effective Time, other than as specifically contemplated by Section 6.11(g), or (G) require the Company or any Company Subsidiary to cause any officer or director of the Company or any Company Subsidiary that is not continuing in such capacity after the Effective Time to execute any certificate, document, instrument or agreement, other than as specifically contemplated by Section 6.11(g). Notwithstanding anything to the contrary in this Agreement, it is understood and agreed that the conditions set forth in Section 7.03(b), as applied to obligations of the Company, any Company Subsidiary, or any of their respective directors, officers, employees or Representatives under this Section 6.11(f), shall be deemed to be satisfied unless the Financing contemplated by the Debt Commitment Letters has not been obtained as a proximate result of the Company’s willful and material breach of its obligations under this Section 6.11(f).

(g) Prior to the Closing Date, the Company shall deliver notices of prepayment within the time periods required by the Credit Agreements, use commercially reasonable efforts to obtain customary payoff letters and lien terminations, and instruments and acknowledgements of discharge to be delivered to Parent prior to the Closing Date (it being understood and agreed that commercially reasonable efforts will be used to deliver such documents to Parent no later than two (2) Business Days prior to the Closing Date) (with drafts being delivered in advance as reasonably requested by Parent), and deliver any other necessary notices, in each case, to allow for the payoff, discharge and termination in full at the Closing of the Credit Agreements (subject to delivery of funds in respect thereof by Parent in accordance with Section 2.04 and with customary exceptions for contingent obligations thereunder that are not yet due and payable) to the extent that such payoff, discharge and termination is required as a condition to the Debt Financing (it being understood that no payoff, discharge or termination of the Credit Agreements shall occur prior to the Effective Time).

(h) Nothing in this Section 6.11 shall require the Company’s cooperation to the extent that it would require the Company to agree to pay any fees, reimburse any expenses or give any indemnities or incur any other liability or obligation prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any Company Subsidiary and their Representatives in connection with such cooperation at the request of Parent. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing or other securities offering of or on behalf of Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including as to any information utilized in connection therewith (except (i) information furnished in writing by or on behalf of the Company and the Company Subsidiaries for use therein and (ii) to the extent arising from the willful misconduct, gross negligence, fraud, intentional misrepresentation or material breach of this Agreement by the Company or any of its Subsidiaries and, in each case, their respective Affiliates and Representatives) to the fullest extent permitted by applicable Law and with appropriate contribution provided by Parent and Merger Sub to the extent such indemnification is not available, and, for the avoidance of doubt, the obligations of Parent pursuant to this Section 6.11(h) shall be guaranteed by the Investors pursuant to the Equity Commitment Letter and by the Guarantors pursuant to the Guarantee. The Company hereby consents to the use of its logos in connection with the Debt Financing in an ordinary and customary manner; provided, however, that logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company Subsidiaries or the reputation or goodwill of the Company or the Company Subsidiaries or any of their respective Intellectual Property Rights.

Section 6.12 Treatment of Certain Notes.

(a) Reference is made to each of (i) the 4.750% Senior Notes Due 2021 issued by the Company (the “2021 Notes”) and (ii) the 6.625% Senior Notes Due 2020 issued by the Company (the “2020 Notes” and, collectively with the 2021 Notes, the “Notes”; the indenture governing the 2020 Notes, the “2020 Indenture,” the indenture governing the 2021 Notes, the “2021 Indenture” and together with the 2020 Indenture, “Indentures”).

(b) If requested by Parent in writing, the Company shall, in accordance with the applicable redemption provisions of the applicable series of Notes and the Indentures (including any minimum notice period such that the optional redemption shall occur upon the Effective Time, but conditional on the occurrence of the Effective Time), undertake an optional redemption (the “Optional Redemption”) of all of the outstanding aggregate principal amount of such series of Notes, pursuant to the redemption provisions of the Indentures. Consummation of the Optional Redemption shall be subject to the condition that the Closing shall have occurred or will occur substantially simultaneously with the Optional Redemption. The Company shall not, without the prior written consent of Parent, waive any condition to the Optional Redemption or make any change, amendment or modification to the terms and conditions of the Optional Redemption (including any extension thereof) other than as agreed between Parent and the Company. Upon the request of Parent, the Company shall prepare within one (1) Business Day of such request a notices of optional redemption relating to the Optional Redemption (the “Optional Redemption Notices”), which Optional Redemption Notices shall satisfy all applicable requirements of the applicable Indenture, upon the request of the Parent, and shall cause the Optional Redemption Notices to be delivered to the holders of the Notes in accordance with the applicable Indenture; provided, however, that prior to such delivery, the Company shall within one (1) Business Day of preparing the Optional Redemption Notices provide copies thereof to Parent in advance of any such delivery and shall consult with Parent with respect to the Optional Redemption Notices and shall include in such Optional Redemption Notices all comments proposed by Parent and reasonably acceptable to the Company. The Company shall, and shall cause its subsidiaries to, use commercially reasonable efforts to cause its Representatives to provide all cooperation reasonably requested by Parent in connection with the Optional Redemption. If Parent so elects in its sole discretion, in lieu of or in addition to the Optional Redemption, the Company shall facilitate a discharge pursuant to Section 11.01 of each of the Indentures contemporaneously with the occurrence of the Closing and the consummation of the Debt Financing on the Closing Date, in either case as reasonably requested by Parent; provided, that Parent or the Surviving Company funds any such discharge in accordance with Section 6.12(c).

(c) The Company shall use commercially reasonable efforts to take any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of the Notes pursuant to the satisfaction and discharge provisions of the Indentures and the other provisions of the Indentures applicable thereto; provided that prior to the Company’s being required to make any payment or deposit to or for the benefit of holders of Notes in connection with the satisfaction, discharge or redemption, Parent shall have, or shall have caused to be, set aside sufficient and immediately available funds to deliver to the Company to effect such redemption and satisfaction and discharge. The redemption and satisfaction and discharge of any series of Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of such series of Notes. The Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to cause its Representatives to provide all cooperation reasonably requested by Parent in connection with the Discharge of any series of Notes identified to the Company by Parent in writing at any time.

(d) Parent shall promptly, upon request by the Company, reimburse the Company following either the Closing or the termination of this Agreement for all reasonable and documented out-of-pocket costs, fees and expenses incurred by or on behalf of the Company in connection with the Company’s compliance with its obligations under this Section 6.12, including all reasonable and documented out-of-pocket costs, fees and expenses incurred by or on behalf of the Company in connection with any Discharge made in respect of any series of Notes. Parent shall indemnify and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or liabilities incurred by any of them in connection with any action taken by them pursuant to this Section 6.12 with respect to any Discharge (other than (i) as a result of the Company’s fraud, gross negligence, willful misconduct, intentional misconduct or material breach of this Agreement by the Company or any of the Company Subsidiaries and their respective Affiliates and Representatives or (ii) as a result of information provided by the Company or any of the Company Subsidiaries).

Section 6.13 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Company of the shares of Common Stock from NASDAQ and the deregistration of the shares of Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14 Transfer Taxes. Except as set forth in Section 2.02(d), all transfer, excise, sales, use, value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the Merger or any other transaction contemplated by this Agreement and all related interest and penalties shall be paid by Parent or its Affiliates.

Section 6.15 Approval of Sole Stockholder of Merger Sub. Immediately following execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and its certificate of incorporation and bylaws (or other similar governing documents), in its capacity as sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

Section 6.16 Anti-Takeover Laws. The Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Merger or the other transactions contemplated hereby or thereby; and (b) if any “anti-takeover” Law becomes applicable to the Merger, the Transaction Documents or the other transactions contemplated hereby or thereby, take all action within their power to ensure that the Merger and the other transactions contemplated hereby or thereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on the Merger and the other transactions contemplated hereby or thereby, as applicable.

Section 6.17 Notification of Certain Matters.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to ARTICLE VIII and the Closing, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any failure by the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.03(a) and Section 7.03(b) to fail to be satisfied at the Effective Time. No such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the parties under this Agreement. The terms and conditions of the Confidentiality Agreements apply to any information provided to Parent pursuant to this Section 6.17(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to ARTICLE VIII and the Closing, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions of the Company to consummate the Merger set forth in Section 7.02(a) and Section 7.02(b) to fail to be satisfied at the Effective Time. No such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the parties under this Agreement. The terms and conditions of the Confidentiality Agreements apply to any information provided to the Company pursuant to this Section 6.17(b).

Section 6.18 Governmental Approvals.

(a) Each of the parties shall (and shall cause their respective Affiliates to) to use their commercially reasonable efforts to (i) prepare and file with a Governmental Entity all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as promptly as practicable take all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to use its respective commercially reasonable efforts to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within twenty (20) Business Days of the date of this Agreement, (B) make all other filings that are required to be made in order to consummate the transactions contemplated by this Agreement pursuant to other Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as practicable, and (C) subject to Section 6.18(c), provide any supplemental information requested by any Governmental Entity relating thereto.

(b) Parent and Merger Sub shall (and shall cause their Affiliates) use their respective commercially reasonable efforts to cooperate with any Governmental Entity in connection with obtaining the Governmental Approvals and shall promptly undertake any and all actions required to complete lawfully the Merger and the other transactions contemplated hereby, as soon as practicable (but in any event prior to the End Date) and any and all actions necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any action by or on behalf of any Governmental Entity or the issuance of any Legal Restraint that would make illegal or prohibit or otherwise prevent the consummation of the Merger or the other transactions contemplated hereby, including (i) proffering and consenting and/or agreeing to an Order or other agreement providing for the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of Parent (or any of its Affiliates, including Buddy’s Newco, LLC) or, effective as of the Closing, the Surviving Company or its Subsidiaries; and (ii) promptly effecting the disposition or holding separate of assets or lines of business of Parent (or any of its Affiliates, including Buddy’s Newco, LLC) or, effective as of the Closing, the Surviving Company or its Subsidiaries, in each case, at such time as may be necessary to permit the lawful consummation of the Merger and the other transactions contemplated hereby on or prior to the End Date.

(c) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Entity relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto shall receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement pursuant to the HSR Act with respect to which any such filings have been made, then such party shall use its commercially reasonable efforts to make, or cause to be made, as soon as practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Entity, the parties hereto agree to (i) give each other reasonable advance notice of all meetings and conference calls with any Governmental Entity relating to the transactions contemplated by this Agreement, (ii) give each other the opportunity to participate in each of such meetings and conference calls, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Entity regarding the transactions contemplated by this Agreement, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated by this Agreement, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments or opinions) with a Governmental Entity regarding the transactions contemplated by this Agreement, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Entity relating to the transactions contemplated by this Agreement, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in ARTICLE VII. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or to remove references concerning the valuation of the Company.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Governmental Consents. Any applicable waiting period under the HSR Act shall have expired or been earlier terminated and all other required consents under any Antitrust Laws shall have been obtained.

(c) No Legal Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, or promulgated any Law or issued or granted any Order (whether temporary, preliminary or permanent) (collectively, the “Legal Restraints”) that is in effect and makes the Merger illegal or prohibits or otherwise prevents the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 7.02 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) on the date of this Agreement and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (it being understood that non-compliance cured in accordance with this Agreement will not be taken into account).

(c) Parent and Merger Sub Closing Certificate. The Company shall have received at Closing a certificate signed on behalf of Parent and Merger Sub by an execution officer of Parent certifying that the conditions set forth in Section 7.02(a) and Section 7.02(b) are satisfied.

Section 7.03 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.03(a)(ii) and Section 7.03(a)(iii), the representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” contained therein) on the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation or warranty shall be true and correct as of such particular date or period of time), except for any failure of such representations or warranties to be so true and correct that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 4.01 (Organization, Standing and Power), Section 4.02 (Company Subsidiaries), the last sentence of Section 4.03(a) (Capital Structure), Section 4.03(b) (Capital Structure), Section 4.03(c) (Capital Structure), Section 4.03(d) (Capital Structure), Section 4.04 (Authority; Execution and Delivery; Enforceability), Section 4.22 (Anti-Takeover Provisions), Section 4.23 (Brokers’ Fees and Expenses) and Section 4.24 (Opinion of Financial Advisors) of the Agreement that (A) are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation or warranty shall not be true and correct in all material respects as of such particular date or period of time); and (B) are qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects (without disregarding such materiality or Company Material Adverse Effect qualifications) on the date of this Agreement and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of a particular date or period of time, in which case such representation or warranty shall be true and correct (without disregarding such materiality or Company Material Adverse Effect qualifications) in all respects as of such particular date or period of time).

(iii) The representations and warranties set forth in Section 4.03(a) (other than the last sentence) of the Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, except for such failures to be true and correct that would not reasonably be expected to result in additional cost, expense or liability to Parent or Merger Sub, individually or in the aggregate, that is more than $1,000,000.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (it being understood that non-compliance cured in accordance with this Agreement will not be taken into account).

(c) No Company Material Adverse Effect. Since the date of the Agreement, a Company Material Adverse Effect shall not have occurred.

(d) Company Closing Certificate. Parent and Merger Sub shall have received at Closing a certificate signed by an executive officer of the Company certifying that the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) are satisfied.

(e) No Litigation. No Governmental Entity of competent jurisdiction shall have initiated a suit, action or proceeding seeking to prohibit or otherwise prevent the consummation of the Merger or the other transactions contemplated by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated prior to the Effective Time by action of the Company or Parent, as the case may be:

(a) by mutual written consent of the Company and Parent (whether before or after receipt of the Company Stockholder Approval);

(b) by either the Company or Parent:

(i) upon written notice to the other party, whether before or after receipt of the Company Stockholder Approval, if the Merger shall not have been consummated by 11:59 p.m., Eastern Time, on December 17, 2018 (such date, as it may be extended, the “End Date”); provided, however, that if the Effective Time has not occurred by the End Date, but on the End Date any of the conditions set forth in Section 7.01(b) or Section 7.01(c) shall not have been satisfied, either Parent or the Company may elect (by delivering written notice to the other party at or prior to 11:59 p.m., Eastern time, on December 17, 2018) to extend the End Date to March 17, 2019; provided, further, that following any such extension, either Parent or the Company may elect (by delivering written notice to the other party at or prior to 11:59 p.m., Eastern time, on March 17, 2019) to extend the End Date to June 17, 2019; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Closing to be consummated by the End Date;

(ii) upon written notice to the other party, if there exists any Legal Restraint having the effect set forth in Section 7.01(c) that has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) will not be available to any party that has failed to use its commercially reasonable efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such Legal Restraint; or

(iii) if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting or any adjournment or postponement thereof at which a vote seeking Company Stockholder Approval was taken.

(c) by the Company (whether before or after receipt of the Company Stockholder Approval), upon written notice to Parent, if Parent or Merger Sub has breached any representation or warranty or breached or failed to perform any covenant or agreement contained herein, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, would not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to perform has not been cured within thirty (30) days after written notice by the Company to Parent informing Parent of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 8.01(c), except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company, prior to receipt of the Company Stockholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in compliance with Section 5.03(d), but only if (i) the Company has complied with its obligations pursuant to Section 5.03 and (ii) prior to or concurrently with such termination the Company pays the Company Termination Fee to Parent (or one or more of its designees);

(e) by Parent (whether before or after receipt of the Company Stockholder Approval), upon written notice to the Company, if the Company has breached any representation or warranty or breached or failed to perform any covenant or agreement contained herein, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, would not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to perform has not been cured within thirty (30) days after written notice by Parent to the Company informing the Company of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 8.01(e), except that no cure period shall be required for a breach or failure to perform that by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent is then in breach of this Agreement in any material respect;

(f) by Parent, upon written notice to the Company, if (i) the Company Board shall have made an Adverse Recommendation Change; (ii) the Company Board, within ten (10) Business Days of a tender or exchange offer relating to the Common Stock having been commenced, has failed to publicly recommend against such tender or exchange offer; (iii) the Company Board has failed to publicly reaffirm the Company Board Recommendation within three (3) Business Days after a written request by Parent to do so (it being understood that (A) Parent may make such request no more than two (2) occasions; and (B) if a tender or exchange offer relating to the

Common Stock has been commenced (other than by Parent and Merger Sub), then the Company Board will not be required to reaffirm the Company Board Recommendation until after the Company Board has publicly taken a position on such tender or exchange offer); or (iv) the Company has materially and willfully breached or failed to perform any of its obligations set forth in Section 5.03; or

(g) by the Company, upon written notice to Parent, if (i) the conditions set forth in ARTICLE VII have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing Date, each of which is then capable of being satisfied); (ii) the Company has irrevocably confirmed by written notice to Parent at least three (3) Business Days prior to such termination that it is ready, willing and able to consummate the Closing; (iii) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 1.03; and (iv) at all times during such three (3) Business Day period, the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(g) if the Company is then in breach of this Agreement in any material respect.

Section 8.02 Effect of Termination. In the event of valid termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent, Merger Sub or any of their respective Affiliates, other than for the final sentence of Section 6.02, Section 6.11(h), Section 6.12(d)), Section 8.03, ARTICLE IX, ARTICLE X and this Section 8.02, which provisions shall survive such termination; provided, however, that subject to Section 8.03, Section 9.08, Section 9.10 and this Section 8.02 (including, in each case, the limitations set forth therein), (i) nothing herein shall relieve any party from liability for damages resulting from such party’s fraud prior to such valid termination; and (ii) nothing herein shall relieve the Company of any liability for damages resulting from the Company’s or any Company Subsidiary’s willful breach prior to such valid termination (in the case of each of clauses (i) and (ii) of this proviso, which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs). In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any party pursuant to the Confidentiality Agreements or the Guarantee, which rights, obligations and agreement will survive the termination of this Agreement in accordance with their respective terms.

Section 8.03 Fees and Expenses.

(a) Generally. Except as specifically provided for herein, all fees and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. For the avoidance of doubt, any obligation to pay any fees or expenses on behalf of another party or its Affiliates shall survive the termination of this Agreement.

(b) Company Termination Fee. The Company shall pay to Parent a fee equal to $25,300,000 (such fee, the “Company Termination Fee”) if:

(i) (A) the Company terminates this Agreement pursuant to Section 8.01(d) or (B) Parent terminates this Agreement pursuant to Section 8.01(f); or

(ii) (A) an Alternative Proposal has been publicly made or proposed (and not withdrawn or abandoned) after the date hereof and prior to the termination of this Agreement; (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated pursuant to Section 8.01(b)(i) (but only if, as of such termination, all of the conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing Date, but subject to such conditions being able to be satisfied)) or Section 8.01(e) and (C) within twelve (12) months of such termination, the Company enters into a written agreement to consummate an Alternative Proposal and such Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.03(b)(ii)), the references to 15% in the definition of “Alternative Transaction” (as included in the definition “Alternative Proposal”) shall be deemed to be references to more than 50%.

Any Company Termination Fee due under this Section 8.03(b) (unless payable in respect of a termination pursuant to Section 8.01(d)) shall be paid to Parent (or one or more of its designees) by wire transfer of same-day funds on the date the transactions contemplated by the definitive written agreement as referred to in Section 8.03(b)(ii)(C) are consummated.

(c) Parent Termination Fee. Parent shall pay, or cause to be paid, to the Company a fee equal to $126,500,000 (such fee, the “Parent Termination Fee”) if (i) the Agreement is terminated pursuant to Section 8.01(b)(i) and the conditions set forth Section 7.01(b) shall not have been satisfied; (ii) this Agreement is terminated pursuant to Section 8.01(b)(ii) in the event that the Legal Restraint relates to an Antitrust Law as result of a proceeding brought by a Governmental Entity; or (iii) the Company terminates this Agreement pursuant to Section 8.01(c) or Section 8.01(g). The Parent Termination Fee shall be paid by wire transfer of same day funds within three (3) Business Days after termination of this Agreement pursuant to Section 8.01(b)(i), Section 8.01(b)(ii), Section 8.01(c) or Section 8.01(g).

(d) If the Company or Parent fails to promptly pay any amounts due pursuant to this Section 8.03 and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a final and non-appealable judgment against the Company or Parent, as applicable, for payment of amounts owed pursuant to this Section 8.03, then the Company shall pay to Parent or Merger Sub, or Parent shall pay to the Company, as applicable, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such suit, together with interest on such amount at the prime lending rate prevailing during such period as published in The Wall Street Journal, Eastern Edition, calculated on a daily basis from the date that such amounts were required to be paid to the date of actual payment. Any amount payable pursuant to this Section 8.03(d) shall be paid by the applicable party by wire transfer of same-day funds prior to or on the date such payment is required to be made under this Section 8.03(d).

(e) The parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Each of the parties further acknowledges that the payment of the amounts by the Company or Parent specified in this Section 8.03 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or the Company, as applicable, in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. In no event shall the Company or Parent be required to pay an amount in connection with the termination of this Agreement more than once.

(f) Notwithstanding anything to the contrary set forth in this Agreement or any other Transaction Document, but subject to Section 9.08, each of the parties acknowledges and agrees that the Company’s right to terminate this Agreement and to receive payment of the Parent Termination Fee pursuant to this Section 8.03 shall constitute the sole and exclusive remedy of the Company and the Company Subsidiaries and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against Parent, Merger Sub, the Investors, the Guarantors and their respective Affiliates, any potential debt financing source (solely in such Person’s capacity as a debt financing source) and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates or any former, current or future general or limited partner, stockholder, equityholder, member, manager, director, officer, employee, agent or Affiliate of any of the foregoing (solely in such Person’s capacity as such with respect to any potential debt financing source) (collectively, the “Parent Related Parties”) for all losses and damages in respect of this Agreement, the transactions contemplated by this Agreement, any breach of any covenant or agreement or otherwise in respect of this Agreement, or the failure to consummate the transactions contemplated hereby, and upon payment of the Parent Termination Fee to the Company, none of the Parent Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement, the Guarantee, the Financing Commitments or the transactions contemplated hereby or thereby (except that Parent, Merger Sub and the Guarantors will remain subject to Section 8.03(d) and for the amounts, if any, due and owing to the Company pursuant to Section 6.11(h) and Section 6.12(d) and no Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to have been made in connection with this Agreement (except that Parent, Merger Sub and the Guarantors will remain subject to Section 8.03(d) and for the amounts, if any, due and owing to the Company pursuant to Section 6.11(h) and Section 6.12(d)). In no event shall Parent be subject to (and no Company Related Party shall seek to recover) monetary damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of an amount equal to the Parent Termination Fee for any losses or other liabilities arising out of or in connection with breaches by Parent of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Company Related Party may have or in respect of any oral representation made or alleged to have been made in connection herewith or therewith.

(g) While the Company or Parent, as applicable, may pursue both a grant of specific performance or other equitable relief under Section 9.08 and, following termination of this Agreement, the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance or other equitable relief and any money damages (including the Parent Termination Fee or the Company Termination Fee, as applicable) in connection with this Agreement or any termination of this Agreement.

Section 8.04 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the Company’s stockholders without the further approval of such stockholders, This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, Section 5.01(i) (clause (i) referring to (i) in the lead-in to Section 5.01), Section 9.05, Section 9.06, Section 9.07, Section 9.08(b), Section 9.08(d), Section 9.09, Section 9.11, and this Section 8.04 (and any provision (including any defined term therein) of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to a Financing Source (or, in the case of Section 5.01(i), is adverse in any respect to a Financing Source) without the prior written consent of such Financing Source.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties may: (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained herein; or (d) waive the satisfaction of any of the conditions contained herein. No extension or waiver by the Company shall require the approval of the Company’s stockholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement and or in any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time or are to be performed (in whole or in part) following the Effective Time shall survive the Effective Time in accordance with their respective terms until fully performed.

Section 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if sent by facsimile or electronic mail (provided, however, that notice given by facsimile or email shall not be effective unless either (i) a duplicate copy of such facsimile or email notice is promptly given by one of the other methods described in this Section 9.02 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by facsimile or email or any other method described in this Section 9.02); (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices under this Agreement shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Company, to:

Rent-A-Center, Inc.

5501 Headquarters Drive, Third Floor

Plano, Texas 75024

Facsimile: (972) 943-0113

Email:	chris.korst@rentacenter.com
Attn:	Christopher A. Korst

with copies (which shall not constitute notice) to:

Winston & Strawn LLP

2501 North Harwood Street, 17th Floor

Dallas, Texas 75201

Facsimile: (214) 453-6400

Email:	twhughes@winston.com
tthorson@winston.com
Attn:	Thomas W. Hughes
Todd J. Thorson

and

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067-1725

Facsimile: (310) 712-8800

Email:	resslera@sullcrom.com
Attn:	Alison S. Ressler

(b) if to Parent or Merger Sub, to:

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

Email:	bkahn@vintcap.com
Attn:	Brian R. Kahn

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Facsimile: (650) 493-6811

Email:	bfinkelstein@wsgr.com
dschnell@wsgr.com
Attn:	Bradley L. Finkelstein
Douglas K. Schnell

Section 9.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.03 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.04 Counterparts. This Agreement may be executed in multiple counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.05 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Transaction Documents, the Parent Disclosure Letter and the Company Disclosure Letter, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (a) if the Merger occurs, (i) the right of the Company’s stockholders to receive the Merger Consideration pursuant to ARTICLE II following the Effective Time in accordance with the terms of this

Agreement, and (ii) the right of the holders of Company PSUs, Company RSUs and Company Stock Options to receive the applicable treatment pursuant to Section 6.04 following the Effective Time in accordance with the terms of this Agreement; (b) the provisions set forth in Section 6.05 of this Agreement with respect to the Persons referred to therein; and (c) the Financing Sources, solely with respect to Section 8.04, Section 9.06, Section 9.07, Section 9.08, Section 9.09, Section 9.11, and this Section 9.05.

Section 9.06 Governing Law. THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CHOICE OR CONFLICTS OF LAWS OF THE STATE OF DELAWARE. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, ANY RIGHT OR OBLIGATION WITH RESPECT TO ANY FINANCING SOURCE IN CONNECTION WITH THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND ANY CLAIM, CONTROVERSY, DISPUTE, SUIT, ACTION OR PROCEEDING RELATING THERETO OR ARISING THEREUNDER, SHALL BE GOVERNED BY AND CONSTRUED BY THE LAWS OF THE STATE OF NEW YORK.

Section 9.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that the rights, interests and obligations of Merger Sub may be assigned to another direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement, provided, further, that from and after the Closing Date, Merger Sub and Parent or any of their subsidiaries may, without consent, pledge any of their respective rights, but not their obligations, under this Agreement, as security to any Financing Sources or any agent for such Financing Sources. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

Section 9.08 Specific Enforcement; Jurisdiction; Venue.

(a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b) Notwithstanding anything to the contrary in this Agreement, each of the parties agree that the Company shall only be entitled to specific performance of Parent’s and Merger Sub’s obligations to consummate the Merger and the transactions contemplated by the Transaction Documents and cause the Equity Financing to be funded if, and only if, (i) all of the conditions in ARTICLE VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time or the Closing, as applicable, but subject to such conditions being able to be satisfied); (ii) the Debt Financing (or any alternative financing in accordance with Section 6.11(e)) will be funded at the Closing if the Equity Financing is funded at the Closing; and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing is funded, then the Company will cause the Closing to occur

(c) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated by this Agreement. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(d) Notwithstanding anything to the contrary in this Agreement, each of the parties hereto acknowledges and agrees (i) that any legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Merger, the Financing, the Financing Commitments, or the performance of services thereunder or otherwise will be subject to the exclusive jurisdiction of any state of federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each party submits for itself and its property with respect to any such legal action or proceeding to the exclusive jurisdiction of such court and (ii) any such legal action or proceeding will be governed and construed in accordance with the Laws of the State of New York. Notwithstanding anything to the contrary herein, (A) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred; (B) the determination of the accuracy of any Acquisition Agreement Representations (as defined in the Financing Commitments) and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective Affiliates has the right to terminate its obligations under this Agreement, or to decline to consummate the Merger; and (C) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement will, in each case, be governed and construed in accordance with the Laws of the State of Delaware.

Section 9.09 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.09.

Section 9.10 Non-recourse. Except in the case of fraud, in no event will the Company seek or obtain, nor will it permit any of its Representatives to seek or obtain through or on behalf of the Company, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, the Guarantors, Parent and Merger Sub) with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby, or the negotiation or execution hereof (including any breach by the Guarantors, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or the Guarantors to the extent expressly provided for in the Transaction Documents. Except in the case of fraud, in no event will Parent or Merger Sub seek or obtain, nor will they permit any of their Representatives or to seek or obtain through or on behalf of Parent or Merger Sub, nor will they permit any of their Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any former, current or future director, officer, employee, manager, member, partner, stockholder, agent, Affiliate or other Representative of the Company or a Company Subsidiary (each such Person, other than the Company or a Company Subsidiary, a “Non-Recourse Company Party”) with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, or the negotiation or execution hereof (including any breach by the Company or any Company Subsidiary), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from the Company or a Company Subsidiary to the extent expressly provided for in this Agreement.

Section 9.11 Financing Source Liability. Notwithstanding anything to the contrary contained herein, the Company (on behalf of itself and its Affiliates and each of their respective former, current or future, direct or indirect equityholders, officers, directors, employees, members, managers, general or limited partners, controlling persons, advisors, attorneys, agents, Affiliates, affiliated (or commonly advised) funds and or other Representatives, or any of their respective successors or assigns or other representative of thereof) (i) hereby waives any claims or rights against any Financing Source relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby or thereby, whether at law or in equity and whether in tort, contract or otherwise (whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), (ii) hereby agrees not to bring or support any suit, action or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise (whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), and (iii) hereby agrees to cause any suit, action or proceeding asserted against any Financing Source by or on behalf of the Company or any of its Affiliates and each of their respective former, current or future, direct or indirect equityholders, officers, directors, employees, members, managers, general or limited partners, controlling persons, advisors, attorneys, agents, Affiliates, affiliated (or commonly advised) funds and or other Representatives, or any of their respective successors or assigns or other representative of thereof in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waivers and agreements, it is acknowledged and agreed that no Financing Source shall have an liability for any claims or damages to the Company in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transaction contemplated hereby or thereby.

ARTICLE X

DEFINITIONS AND INTERPRETATIONS

Section 10.01 Certain Definitions. For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive to the counterparty than as to Parent in the Confidentiality Agreement (it being understood and hereby agreed that such confidentiality agreement (a) need not contain a “standstill” or similar provision that prohibits the counterparty thereto or any of its Affiliates or Representatives from making any Alternative Proposal, acquiring the Company or taking any other similar action) and (b) shall not (i) prohibit compliance by the Company with the provisions of Section 5.03 or (ii) provide for an exclusive right to negotiate with the Company.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, Buddy’s Newco, LLC and its Affiliates shall be deemed to be an Affiliate of Parent and Merger Sub for all purposes under this Agreement.

“Alternative Proposal” means any bona fide unsolicited written offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Alternative Transaction.

“Alternative Transaction” means any transaction or series of related transactions (other than transactions contemplated by this Agreement) resulting in (a) any acquisition, directly or indirectly, by any Person (or the stockholders of any Person) or Group of more than 15% of the outstanding voting securities of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning or acquiring the right to beneficially own more than 15% of the outstanding voting securities of the Company or any successor or parent company thereto or any Company Subsidiary whose assets constitute 15% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities), (b) the issuance, the sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or Group of more than 15% of the outstanding voting securities of the Company or any Company Subsidiary whose assets constitute more than 15% of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities, measured by the fair market value thereof as of the date of such disposition); (c) any merger, consolidation, share exchange, business combination, recapitalization, reorganization or other similar transaction involving the Company pursuant to which any Person or Group, other than the stockholders of the Company immediately prior to the consummation of such transaction, would hold Common Stock representing more than 15% of the voting power of the surviving entity after giving effect to the consummation of such transaction, or (d) any sale, consolidation, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise), of any business or assets of the Company representing more than 15% of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such disposition).

“Antitrust Law” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Dallas, Texas.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Board” means the Board of Directors of the Company.

“Company Employee” means any employee of the Company or any Company Subsidiary who is employed at the Closing Date and who remains employed with the Surviving Company or any other Affiliate of Parent immediately following the Closing.

“Company Material Adverse Effect” means any circumstance, event, effect or change (each, an “Effect”) that, individually or in the aggregate, materially adversely effects the condition (financial or otherwise), business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that any circumstance, effect or change arising from or related to the following, either alone or in combination, shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (except, in the case of clauses (a), (b), (c), (d), (e), (f) or (j) below, to the extent materially disproportionately affecting the Company and the Company Subsidiaries relative to other companies of a similar size in the industries in which the Company and the Company Subsidiaries operate, in which case only the incremental disproportionate Effect shall be taken into account): (a) conditions affecting the United States economy, or any other national or regional economy or the global economy generally; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world, declared or undeclared acts of war, the commencement, continuation or escalation of a war, cyber-attacks, sabotage or terrorism, acts of armed hostility, epidemics or pandemics (including any escalation or general worsening of any of the foregoing) or national or international emergency in the United States or any other country or region of the world occurring after the date of this Agreement; (c) changes in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index) and including changes or developments in or relating to currency exchange or interest rates; (d) changes required by GAAP or other accounting standards (or interpretations thereof); (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation or change in any Laws or other binding directives issued by any Governmental Entity (or interpretations thereof), including, to the extent relevant to the business of the Company and the Company Subsidiaries, in any legal or regulatory requirement or condition or the regulatory enforcement environment; (f) changes that are generally applicable to the industries in which the Company and the Company Subsidiaries operate; (g) any failure by the Company to meet any internal or published projections, estimates, expectations, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of the Common Stock (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (h) the negotiation, execution or delivery of this Agreement or compliance with the terms of this Agreement or the public announcement (including as to the identity of the parties hereto) or pendency of the Merger or any of the other transactions contemplated by this Agreement or the public announcement by Parent or its Affiliates of their intentions with respect to the Surviving Company or its business, including, in each case, the impact thereof on relationships, contractual or otherwise with customers, suppliers, landlords, tenants, franchisees, lenders, investors, joint venture partners, partners or employees of the Company and the Company Subsidiaries; (i) changes in the Company’s credit rating (provided, however, that the underlying causes of such decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (j) the occurrence of natural disasters, force majeure events or weather conditions adverse to the business being carried on by the Company and the Company Subsidiaries; (k) stockholder litigation arising from or relating to this Agreement, the Merger or any strategic alternatives considered by the Company; (l) any action taken pursuant to, or expressly required by, the terms of this Agreement or with the prior written consent of or at the direction of Parent (or any action not taken as a result of a failure of Parent to consent to an action otherwise requiring Parent’s consent); (m) the announcement of and any action taken in connection with the contemplated contribution of Buddy’s Newco, LLC into Merger Sub; (n) subject to Section 6.18(b), any actions required to obtain any approval or authorization under Antitrust Laws for the consummation of the Merger; and (o) the matters described on Section 10.01(a) of the Company Disclosure Letter.

“Company PSU” means any performance stock unit granted pursuant to the Company Stock Plans.

“Company RSU” means any restricted stock unit granted pursuant to the Company Stock Plans.

“Company Stock Options” means each option to purchase shares of Common Stock granted pursuant to any Company Stock Plan or otherwise.

“Company Stock Plans” means, collectively, the Company’s 2016 Long-Term Incentive Plan, Amended and Restated Long-Term Incentive Plan, 2006 Long-Term Incentive Plan, 2006 Equity Incentive Plan and 2006 Equity Incentive Plan.

“Company Subsidiary” means any Subsidiary of the Company.

“Consent” means any approval, consent, license, ratification, permission, waiver, order or authorization (including any Permits).

“Contract” means any contract, lease, license, indenture, note, bond, agreement, understanding, undertaking, concession, franchise or other instrument (in each case, to the extent legally binding on the parties thereto).

“Credit Agreements” means, collectively, (a) the Credit Agreement, dated as of March 19, 2014, among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, as has been and may be amended from time to time and (b) the Loan Agreement, dated October 31, 2017, by and among the Company, INTRUST Bank, N.A. and the guarantors party thereto as may be amended from time to time.

“Disclosure Document” means all of the uniform franchise offering circulars, franchise disclosure documents and similar documents used in the offer and sale of franchises anywhere in the world by the Company or the Company Subsidiaries in its efforts to comply with any laws pertaining to the offer and sale of franchises.

“Disclosure Letters” means, collectively, the Parent Disclosure Letter and the Company Disclosure Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange all or any part of the Debt Financing and any alternative financing, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (but excluding Parent and any of its Subsidiaries), together with their respective Affiliates, officers, directors, employees, agents, representatives, successors and assigns of each one of the foregoing. For the avoidance of doubt, to the extent any Financing Source is also an Investor, Guarantor or potential source of equity, any provision of this Agreement that relates to the obligations or rights of a Financing Source shall be limited to such Financing Source’s role as a provider of the Debt Financing, and shall not in any way impact or otherwise negate the rights or obligations of such Financing Source as an Investor, Guarantor or potential source of equity.

“Franchise Agreement” means any agreement between the Company or any Company Subsidiary and any other Person pertaining to the establishment and operation of a lease purchase or rent to own business.

“Governmental Entity” means (a) any federal, state, county, local, municipal or foreign government or administrative agency or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction or (e) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

“Group” shall have the meaning ascribed to such term in Section 13(d) under the Exchange Act.

“Hazardous Materials” means any material, substance or chemical that is listed, defined, designated or classified as “hazardous”, a “pollutant”, a “contaminant”, “toxic” or “radioactive”, or otherwise regulated under any Environmental Law, including asbestos or asbestos-containing materials, polychlorinated biphenyls, petroleum, and petroleum products or any fraction or derivatives thereof including synthetic substitutes thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person, or (d) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Indemnified Party” means each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time a director or officer of the Company or any Company Subsidiary.

“Intellectual Property Rights” means all intellectual property rights of every kind and description throughout the world, including: (a) patents, patent applications, invention disclosures and all related provisional, continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, renewals and extensions thereof (“Patents”); (b) trademarks, service marks, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”); (c) copyrights and copyrightable subject matter (“Copyrights”); (d) rights in computer programs (whether in source code, object code or other form), software, domain names, algorithms, databases, compilations and data; (e) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies; (f) all rights in the foregoing and in other similar intangible assets; and (g) all applications and registrations for the foregoing.

“Intervening Event” means any material event, development or occurrence with respect to the Company and the Company Subsidiaries, taken as a whole, that was not known or reasonably expected to have been known or foreseen to or by the Company Board as of or prior to the date of this Agreement and becomes known to the Company Board after the date of this Agreement; provided, however, that in no event will the following constitute an Intervening Event (a) the receipt, existence or terms of an Inquiry or Alternative Proposal; (b) any events, developments or change in circumstances of Parent; (c) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement; or (d) any fluctuation in the market price or trading volume of the Common Stock (it being understood that, for the purposes of clause (c) and clause (d), the Effects giving rise or contributing to such developments or fluctuations that are not otherwise excluded from the definition of a “Intervening Event” may be taken into account).

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the actual knowledge of the executive officers of the Company set forth in Section 10.01(b) of the Company Disclosure Letter, and, in the case of Parent and Merger Sub, the actual knowledge of the executive officers of Parent set forth in Section 10.01(b) of the Parent Disclosure Letter, in each case after reasonable inquiry of those individuals who would reasonably be expected to have actual knowledge of the matter in question.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation or Order of any Governmental Entity having applicable jurisdiction or other similar binding requirement of a Governmental Entity having applicable jurisdiction.

“Liens” means all pledges, liens, easements, rights-of-way, encroachments, restrictions, charges, mortgages, encumbrances and security interests.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“NASDAQ” means the NASDAQ Global Select Market, Inc.

“Order” means any decree, decision, injunction, judgment, order, ruling or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity, in each case, having applicable jurisdiction.

“Owned Company IP” means all Intellectual Property Rights that are owned by or filed in the name of the Company or any Company Subsidiary.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, any circumstance, occurrence, effect, change, event or development that, individually or taken together with other circumstances, occurrences, effects, changes, events or developments, is or would be reasonably expected to prevent or materially impair, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement.

“Permit” means franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, consents, certificates and approvals of any Governmental Entity.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs’, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business for amounts that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP, (b) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and that have been adequately reserved to the extent required under GAAP, (c) Liens imposed or promulgated by Law or any Governmental Entity, including requirements and restrictions of zoning, permit, license, building and other applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities that do not adversely affect in any material respect the current use or value to the Company of the property subject thereto, (d) immaterial licenses or other grants of rights in Intellectual Property Rights, (e) statutory or other Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings and that have been adequately reserved, (f) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, Contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business, (g) easements, rights-of-way, restrictions and other encumbrance or title matters that do not adversely affect in any material respect the current use or value to the Company of the property subject thereto, (h) the rights of first offer or refusal, rights to purchase, and similar rights and options with respect to Company Owned Property set forth in Section 10.01(c) of the Company Disclosure Letter, (i) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents filed as of the date hereof; (j) Liens that are disclosed on existing title reports or policies made available by or on behalf of the Company to Parent prior to the date of this Agreement, and (k) Liens created by Parent, Merger Sub or any of their respective Affiliates.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means all computer programs (whether in source code, object code or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training manuals, related to any of the foregoing.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

A “Subsidiary” of any Person shall mean (a) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, or (d) any other Person in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership (or sufficient other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions).

“Superior Proposal” means any Alternative Proposal for an Alternative Transaction (a) on terms that the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) to be more favorable to the holders of shares of Common Stock than the Merger and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and (b) the conditions to the consummation of which are all reasonably capable of being consummated in accordance with its terms, in each case, taking into account taking into account all legal, regulatory and financing aspects of the proposal and the Person making the proposal and other aspects of such proposal that the Company Board deems appropriate; provided, however, that for purposes of the reference to an “Alternative Proposal” in this definition of a “Superior Proposal,” all references to “more than 15% ” in the definition of “Alternative Transaction” shall be deemed to be references to “more than 50%”.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, together with any supplements or amendments thereto, filed or required to be filed with any Governmental Entity relating to Taxes.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Transaction Documents” means, collectively, the Confidentiality Agreements, the Financing Commitments, the Guarantee and any other document contemplated thereby or any document or instrument delivered in connection with this Agreement or those agreements.

Section 10.02 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

2020 Indenture	Section 6.12(a)
2020 Notes	Section 6.12(a)
2021 Indenture	Section 6.12(a)
2021 Notes	Section 6.12(a)
Adverse Recommendation Change	Section 5.03(d)(i)
Agreement	Preamble
Anti-Bribery and Anti-Corruption Laws	Section 4.26
Available Cash Amount	Section 2.02(k)
Bankruptcy and Equity Exception	Section 3.02
Book-Entry Shares	Section 2.01(c)
BR Guarantor	Recitals
Canceled Company Shares	Section 2.01(b)
Capital Stock	Section 4.03(a)
Capitalization Date	Section 4.03(a)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.02
Closing	Section 1.03
Closing Date	Section 1.03

Company	Preamble
Company Benefit Plan	Section 4.10(a)
Company Board Recommendation	Section 4.04
Company Disclosure Documents	Section 4.07
Company Disclosure Letter	ARTICLE IV
Company Financial Advisors	Section 4.23
Company Owned Property	Section 4.17(a)
Company Related Parties	Section 8.03(f)
Company SEC Documents	Section 4.06(a)
Company Securities	Section 4.03(a)
Company Stockholder Approval	Section 4.04
Company Stockholder Meeting	Section 4.04
Company Termination Fee	Section 8.03(b)
Confidentiality Agreements	Section 6.02
Copyrights	Section 10.01
Debt Commitment Letters	Section 3.09(a)
Debt Financing	Section 3.09(a)
DGCL	Recitals
Discharge	Section 6.12(c)
Dissenting Shares	Section 2.03(a)
DTC	Section 2.02(j)
DTC Payment	Section 2.02(j)
Effective Time	Section 1.02
End Date	Section 8.01(b)(i)
Environmental Law	Section 4.13
Equity Commitment Letter	Section 3.09(a)
Equity Financing	Section 3.09(a)
Exchange Fund	Section 2.02(b)
Excluded Contract	Section 4.14(b)
Filed Company Contract	Section 4.14(a)
Filed Company SEC Documents	ARTICLE IV
Financing	Section 3.09(a)
Financing Commitments	Section 3.09(a)
GAAP	Section 4.06(c)
Governmental Approvals	Section 6.18(a)
Grant Date	Section 4.03(c)
Guarantee	Recitals
Guarantor	Recitals
Guarantors	Recitals
Indentures	Section 6.12(a)
Inquiry	Section 5.03(a)(i)
International Benefit Plan	Section 4.10(a)
Investors	Recitals
IRS	Section 4.10(b)
Key Vendor Contracts	Section 4.16(a)
Key Vendors	Section 4.16(a)

Lease	Section 4.17(a)
Leased Real Property	Section 4.17(a)
Legal Restraints	Section 7.01(c)
Letter of Transmittal	Section 2.02(c)
Material Contract	Section 4.14(b)
Maximum Amount	Section 6.05(c)
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.01(a)
Non-Recourse Company Party	Section 9.10
Notes	Section 6.12(a)
Notice Period	Section 5.03(d)(ii)
Optional Redemption	Section 6.12(b)
Optional Redemption Notices	Section 6.12(b)
Parent	Preamble
Parent Disclosure Letter	Article III
Parent Related Parties	Section 8.03(f)
Parent Termination Fee	Section 8.03(c)
Patents	Section 10.01
Paying Agent	Section 2.02(a)
Personal Information	Section 4.20(a)
Preferred Stock	Section 4.03(a)
Primary Debt Commitment Letter	Section 3.09(a)
Privacy Obligations	Section 4.20(a)
Proxy Statement	Section 6.01(a)
Real Property	Section 4.17(a)
Registered Intellectual Property Rights	Section 4.18(a)
Rental Contract	Section 4.15(a)
Representatives	Section 5.03(a)
Secondary Debt Commitment Letter	Section 3.09(a)
Solvent	Section 3.10
Surviving Company	Section 1.01
Systems	Section 4.21(b)
Trademarks	Section 10.01
VRTO Guarantor	Recitals
WARN Act	Section 4.19(d)

Section 10.03 Interpretation.

(a) When a reference is made herein to an Article, a Section, or an Annex, such reference shall be to an Article, a Section or an Annex of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained herein are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material,” a “Company Material Adverse Effect” or a “Parent Material Adverse Effect.” The words “shall” and “will” may be used interchangeably herein and shall have the same meaning. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Documents or other information or materials will be deemed to have been “made available” (or similar phrases) by the Company if such documents, information or materials have been, at least 24 hours prior to the execution and delivery of this Agreement, (i) posted to a virtual data room managed by the Company at IntraLinks; or (ii) delivered or provided to Parent or its Affiliates or Representatives.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring by virtue of the authorship of any provisions of this Agreement.

Section 10.04 Disclosure Letters. It is understood and agreed: (a) any capitalized term used in the Disclosure Letters, but not otherwise defined therein, shall have the meaning assigned to such term herein; (b) the disclosure of any fact or item in any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be disclosed with respect to any other applicable Section of such Disclosure Letter only to the extent it is reasonably apparent that such disclosure is applicable to such other Section; (c) nothing in the Company Disclosure Letter or the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty made herein; (d) neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Company Disclosure Letter or the Parent Disclosure Letter in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes of this Agreement; and (e) the Company Disclosure Letter or the Parent Disclosure Letter may include facts or items that are not required to be set forth therein for informational purposes or to avoid any misunderstanding, and each of the Company and Parent acknowledges that such additional facts or items may not include other matters of a similar nature or impose any requirement to disclose any information beyond what is specifically required by this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

RENT-A-CENTER, INC.

By:	/s/ Mitchell E. Fadel
Name: Mitchell E. Fadel
Title: Chief Executive Officer

VINTAGE RODEO PARENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

VINTAGE RODEO ACQUISITION, INC.

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: President

[Signature Page to Agreement and Plan of Merger]